Exhibit 99.1

Execution Version

MERGER AGREEMENT

by and among

DXC TECHNOLOGY COMPANY,

as Parent,

LUNA EQUITIES, INC.,

as Merger Sub,

and

LUXOFT HOLDING, INC,

as the Company

Dated as of January 6, 2019

i

ii

Schedule A	Articles of Merger
Schedule B	Plan of Merger

iii

MERGER AGREEMENT

This MERGER AGREEMENT, is made and entered into as of January 6, 2019 (this “Agreement”), by and among DXC Technology Company, a Nevada corporation (“Parent”), Luna Equities, Inc., a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Luxoft Holding, Inc, a company incorporated under the laws of the British Virgin Islands (the “Company”).

W I T N E S S E T H :

WHEREAS, the Parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement and the Plan of Merger and pursuant to and in accordance with Section 170 of the BVI Business Companies Act, 2004, as amended (the “BVI Act”), of the British Virgin Islands;

WHEREAS, the Board of Directors of the Company (the “Company Board”) deems it advisable and in the best interests of the Company and its shareholders that the Company engage in the Merger and has approved the Merger, this Agreement and the Plan of Merger;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved this Agreement and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, each Significant Shareholder (as defined below) is executing and delivering an irrevocable written consent authorizing and approving this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement in the form previously provided to Parent (the “Shareholder Written Consent”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Chief Executive Officer is executing and delivering the Voting Agreement (as defined below) pursuant to which, inter alia, he is agreeing to cause all shares of the Company that are beneficially owned by him to be voted in favor of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, immediately following the execution and delivery of the Shareholder Written Consent, each Significant Shareholder will execute and deliver the Deed of Covenant (as defined below) pursuant to which, inter alia, each Significant Shareholder will irrevocably undertake and covenant not to revoke or take any action that would be inconsistent or otherwise negate, supersede or revoke the Shareholder Written Consent.

NOW THEREFORE, the Parties agree as follows:

Article I
DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below.

“Action” means any action, suit, litigation, claim, arbitration, mediation, investigation, audit or other proceeding, in each case by or before any Governmental Entity, whether civil, criminal, administrative or otherwise, in law or in equity.

“Affected Employee” has the meaning ascribed to it in Section 6.5(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” has the meaning ascribed to it in the preamble.

“Anti-Corruption Law” means each of (i) the FCPA; (ii) the United Kingdom Bribery Act of 2010 and precursor anti-bribery Laws; and (iii) any similar anti-corruption Laws issued, administered or enforced by any relevant Governmental Entity.

“Anti-Money Laundering Laws” means all applicable Laws relating to money laundering, including, without limitation, financial recordkeeping and reporting requirements, including the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the UK Proceeds of Crime Act 2002 and the UK Terrorism Act 2000, as amended.

“Anti-Takeover Laws” has the meaning ascribed to it in Section 4.24.

“Articles of Association” means the amended and restated articles of association of the Company registered with the Registrar on August 14, 2018.

“Articles of Merger” means the articles of merger, substantially in the form set out in Schedule A to this Agreement and approved by the Company Board and the Board of Directors of Merger Sub, which are to be executed by the Company and Merger Sub and filed with the Registrar, in each case in accordance with the terms of this Agreement and the BVI Act.

“Book-Entry Shares” means Company Shares that have been issued and recorded on the register of members of the Company but in respect of which no Certificate has been issued, including Company Shares registered in the Company’s direct registration system immediately prior to the Effective Time or held in a book-entry account that immediately prior to the Effective Time represents or evidences any uncertificated Company Shares held of record by The Depository Trust Company.

“Business Day” means each day which is neither a Saturday, a Sunday nor any other day on which the SEC or banking institutions in New York, New York, Zug, Switzerland or the British Virgin Islands are authorized or obligated by Law or required by executive order to be closed.

“BVI Act” has the meaning ascribed to it in the recitals.

“Cancelled Shares” has the meaning ascribed to it in Section 3.1(b).

“CEO Direct Report” has the meaning ascribed to it in Section 6.1(a)(v).

“Certificate” means any certificate that immediately prior to the Effective Time represents or evidences any Company Shares in issue.

“Chief Executive Officer” means Dmitry Loschinin.

“Class A Share” means a class A ordinary share, no par value, of the Company having the rights, privileges, restrictions and conditions set out in the Memorandum.

“Class B Share” means a class B ordinary share, no par value, of the Company having the rights, privileges, restrictions and conditions set out in the Memorandum.

“Closing” has the meaning ascribed to it in Section 2.2.

“Closing Date” has the meaning ascribed to it in Section 2.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to it in the preamble.

“Company Alternative Proposal” means any proposal or offer made by any Person (other than a proposal or offer by Parent or any of its Subsidiaries (including Merger Sub)) for (i) a merger consolidation, scheme of arrangement, plan of arrangement, business combination or similar transaction with the Company, pursuant to which any Person or group would acquire five percent (5%) or more of the issued and outstanding Company Shares or other class of shares or equity securities of the Company or any Subsidiary of the Company, (ii) the acquisition (by stock purchase, asset purchase, tender offer or exchange offer, as a result of recapitalization, or otherwise) by any Person or group of five percent (5%) or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (including for this purpose the outstanding assets and equity securities of the Company’s subsidiaries), (iii) the acquisition by any Person or group (and whether by way of transfer, issuance or any other means) of five percent (5%) or more of the issued and outstanding Company Shares or other class of shares or equity securities of the Company or any Subsidiary of the Company, or (iv) any combination of the foregoing.

“Company Benefit Plan” has the meaning ascribed to it in Section 4.11(a).

“Company Board” has the meaning ascribed to it in the recitals.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub together with the execution of this Agreement.

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Leased Real Property” means all of the Leased Real Property of the Company and its Subsidiaries.

“Company Material Adverse Effect” means any change, event, circumstance, effect, development, condition or occurrence (each, an “Effect”) which, individually or together with any other Effects, has had, has or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), operation, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to perform its obligations under, or consummate the transactions contemplated by, this Agreement by the End Date; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, either alone or in combination, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been, a “Company Material Adverse Effect” under clause (a): (i) any changes or conditions in general economic, political or regulatory conditions or the financial, credit or securities markets; (ii) Effects that affect generally the industries or geographic locations in which the Company and its Subsidiaries operate; (iii) any changes in Laws, GAAP or other accounting standards applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, in each case after the date hereof; (iv) any outbreak, continuation or escalation of hostilities, sabotage or war (whether or not declared) or any act of terrorism or any other national or international calamity including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires and weather conditions; (v) Effects resulting from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby (provided that this clause (v) shall not apply to any representation or warranty contained in this Agreement to the extent that it purports to address the effect of this Agreement or the transactions contemplated hereby or any condition to Closing as it relates to such representations or warranties); (vi) any action or omission by the Company or any of its Subsidiaries taken with the written consent of Parent (or any action not taken as a result of a failure of Parent to consent to an action otherwise requiring Parent’s consent); (vii) any decline in the market price, or change in trading volume, of the Class A Shares (but not the Effects underlying such decline or change to the extent such Effects would not otherwise be excluded from determining whether a Company Material Adverse Effect has occurred hereunder); or (viii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predications of revenue, earnings, cash flow or cash position (but not the Effects underlying such failure to the extent such Effects would not otherwise be excluded from determining whether a Company Material Adverse Effect has occurred under clause (a)); provided, further, that “Company Material Adverse Effect” shall include any Effects arising out of or attributable to the matters described in clauses (i) through (iv) above to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately affected by any such Effect relative to other participants in the industries or geographic locations in which the Company and its Subsidiaries operate.

“Company Material Contracts” has the meaning ascribed to it in Section 4.10(a).

“Company Owned Real Property” means all of the Owned Real Property of the Company and its Subsidiaries.

“Company Permits” has the meaning ascribed to it in Section 4.15.

“Company SEC Documents” has the meaning ascribed to it in Section 4.7(b).

“Company Shareholder Approval” means, with respect to the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement pursuant to the Memorandum and the BVI Act, (a) the affirmative vote of a majority of two thirds (2/3) or more of the votes of the Company Shares entitled to vote thereon which were present at a duly-called meeting of all the shareholders of the Company and voted, or (b) a resolution consented to in writing by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the Company Shares entitled to vote thereon.

“Company Shares” means, collectively, the Class A Shares and Class B Shares.

“Company Stock Plan” means the Company Amended and Restated 2014 Incentive Compensation Plan.

“Confidentiality Agreement” has the meaning ascribed to it in Section 6.2.

“Consents” means consents, clearances, approvals, agreements, exemptions, waivers, authorizations, filings, registrations and notifications.

“Contract” means any contract, agreement, lease, sublease, license, sublicense, instrument, indenture, collective bargaining agreement, mortgage, purchase or sales order, undertaking, arrangement, understanding, evidence of indebtedness, binding commitment or instrument (whether written or oral) (including amendments and supplements, modifications and side letters or agreements).

“Copyrights” means copyrights (registered and unregistered) and rights therein.

“Credit Suisse” means Credit Suisse Securities (USA) LLC.

“Deed of Covenant” means the deed of covenant, dated as of the date hereof and executed and delivered immediately after the execution of this Agreement, by and among Parent, Merger Sub and the Significant Shareholders.

“Dissenting Notice Period” has the meaning ascribed to it in Section 3.1(e).

“Dissenting Shares” means Company Shares with respect to which holders thereof have duly and validly exercised their right of dissent in relation to the Merger and in accordance with the provisions of Section 179 of the BVI Act.

“Distribution Documents” has the meaning ascribed to it in Section 4.21.

“Domain Names” means Internet domain names and rights therein.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

“EUMR” means the European Union Merger Regulation.

“Effect” has the meaning as set forth in the definition of Company Material Adverse Effect.

“Effective Time” has the meaning ascribed to it in Section 2.3.

“Electronic Data Room” has the meaning ascribed to it in Section 4.27.

“End Date” has the meaning ascribed to it in Section 8.1(b).

“Environmental Law” means any applicable federal, state, local and non-U.S. Law, judicial decisions, injunctions and permits and governmental agreements relating to protection of human health (as it relates to exposure to hazardous or toxic materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including those relating to the Release of hazardous or toxic materials.

“ERISA” has the meaning ascribed to it in Section 4.11(a).

“ERISA Affiliate” means any trade or business whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 400(b) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exchange Fund” has the meaning ascribed to it in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing the Merger Consideration by the VWAP of Parent Common Stock.

“Export Control Laws” means (a) all applicable trade, export control, import, and antiboycott Laws imposed, administered, or enforced by the U.S. Government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the Export Controls Act of 2018 (22 U.S.C. § 2751 et seq.), Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Fairness Opinion” has the meaning ascribed to it in Section 4.25.

“FCPA” has the meaning ascribed to it in Section 4.9(b).

“GAAP” means the United States generally accepted accounting principles, consistently applied.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (b) any political party or party official or candidate for political office; (c) any public international organization, any department or agency thereof, or any officer, employee or representative thereof; or (d) any Person or other entity owned in whole or in part, or controlled by, any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Governmental Entity” means any United States (whether federal, state or local) or non-U.S., provincial or supranational governmental or regulatory agency, securities exchange, commission, court, body, department, board, entity or authority or works council or similar body, including the European Union, and any court, arbitration panel or tribunal of competent jurisdiction.

“Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law, including (a) petroleum, asbestos or polychlorinated biphenyls and (b) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, of any Person, without duplication, (i) all indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iii) all lease obligations of a Person under leases that are capital leases in accordance with GAAP, (iv) any obligations of a Person in respect of banker’s acceptances, performance bond or letters of credit (other than stand-by letters of credit or documentary letters of credit in support of trade payables, in each case incurred by a Person in the ordinary course of business) and (v) any indebtedness referred to in clauses (i) through (iv) above of any other Person that is either guaranteed by, or secured by any Lien (other than Permitted Liens) upon any material property or assets owned by such first Person.

“Indemnified Party” has the meaning ascribed to it in Section 6.8(b).

“Information Statement” means a written information statement in compliance with applicable Law which will be delivered to each holder of Company Shares, including, (i) a letter to shareholders, (ii) written notice from the Company of the Shareholder Written Consent constituting the Company Shareholder Approval to each holder of Company Shares who did not execute and deliver the Shareholder Written Consent pursuant to Section 8.22 of the Articles of Association and Section 179 of the BVI Act (in each case to the extent not previously sent to such holders of Company Shares), (iii) the Company Board Recommendation, (iv) a copy of this Agreement and the Plan of Merger in accordance with Section 170 of the BVI Act (in each case, to the extent not previously sent to such holders of Company Shares), (v) a copy of the Fairness Opinion, (vi) such other information as the Company believes is necessary or advisable to be delivered by the Company to holders of Company Shares in connection with the receipt of the Shareholder Written Consent and the Company Shareholder Approval pursuant to the provisions of the Memorandum and Articles of Association, the BVI Act, the Exchange Act, the rules and regulations of the New York Stock Exchange or other applicable Law and (vii) such additional information as Parent and the Company may mutually agree or that the Company Board has concluded in good faith (after consultation with the Company’s outside legal advisors) that failure to include would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

“Intellectual Property” means all worldwide Trademarks, Copyrights, Domain Names, Patents, Software, Trade Secrets, all rights in the foregoing together with any applications for registration thereto and any renewals and extensions thereof.

“Interests” means shares, partnership interests, limited liability company interests or any other equity interests in any Person.

“IRS” means the United States Internal Revenue Service.

“IT Systems” has the meaning ascribed to it in Section 4.17(e).

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge, after reasonable inquiry of their respective direct reports, of any of the individuals listed on Section 1.1(a) of the Company Disclosure Letter and (b) with respect to Parent or Merger Sub, the actual knowledge, after reasonable inquiry of their respective direct reports, of any of the individuals listed on Section 1.1(a) of the Parent Disclosure Letter.

“KPI Bonuses” means bonuses payable under the annual, semi-annual and quarterly KPI bonus program of the Company.

“Law” means all statutes, laws (including common law and equity), ordinances, decrees, Orders, writs, judgments, injunctions, rules, directives, regulations or other requirement of any Governmental Entity.

“Leased Real Property” means, with respect to any Person, all real property leased with respect to which the applicable lease may not be terminated by such Person at will or by giving notice of ninety (90) days or less without material penalty, cost or other liability.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, hypothec (including legal hypothecs), servitude, easement, encroachment, right-of-way, restrictive covenant on real or immovable property, real property license, other real rights in favor of third parties, charge, prior claim, lease, exclusive license, occupancy agreement, leasing agreement, statutory or deemed trust, a conditional sale agreement, equity or charge of any kind or any restriction on transfer or, in the case of securities, voting rights in favor of any third party.

“Material Customer” has the meaning ascribed to it in Section 4.22.

“Material Supplier” has the meaning ascribed to it in Section 4.22.

“Maximum Amount” has the meaning ascribed to it in Section 6.8(c).

“Memorandum” means the amended and restated memorandum of association of the Company registered with the Registrar on August 14, 2018.

“Merger” has the meaning ascribed to it in the recitals.

“Merger Consideration” has the meaning ascribed to it in Section 3.1(a).

“Merger Sub” has the meaning ascribed to it in the preamble.

“Non-U.S. Plan” has the meaning ascribed to it in Section 4.11(g).

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of Treasury.

“Order” means any order, judgment, ruling, decision, injunction, award, decree, or writ of any Governmental Entity, or any settlement agreement or compliance agreement entered into in connection with any Action.

“Organizational Documents” means with respect to any Person, the articles or certificate or deed of incorporation or organization and bylaws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, any stockholders’ agreement or such other similar organizational documents of such Person.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Owned Real Property” means, with respect to any Person, all real property owned by such Person.

“Parent” has the meaning ascribed to it in the preamble.

“Parent Common Stock” means a share of common stock of Parent, par value $0.01 per share.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company together with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect which, individually or together with any other Effects, has had, has or would reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their respective obligations under, or consummate the transactions contemplated by, this Agreement by the End Date.

“Parent RSU Award” has the meaning ascribed to it in Section 3.3(d).

“Party” or “Parties” means the Company, Parent and Merger Sub.

“Patents” means patents, patent applications, patent disclosures and rights therein, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

“Paying Agent” has the meaning ascribed to it in Section 3.2(a).

“Performance Award Consideration” has the meaning ascribed to it in Section 3.3(b).

“Performance Share Award” means an equity-based award granted under the Company Stock Plan, covering Company Shares, and subject to vesting based on the achievement of any performance goals.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means any Lien (i) for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established by the Company in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established by the Company in accordance with GAAP, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, non-exclusive licenses, restrictions and other similar encumbrances which do not materially impair the value or use of the property subject thereto, or (v) transfer restrictions of general applicability on any securities of the Company or any of its Subsidiaries imposed by applicable securities Laws.

“Person” means an individual, general or limited partnership, limited liability partnership, joint venture, joint-stock company, corporation, limited liability company, estate, trust, firm, association, organization, entity or Governmental Entity.

“PII” has the meaning ascribed to it in Section 4.17(g).

“Plan of Merger” means the plan of merger, substantially in the form set out in Schedule B to this Agreement, and approved by the Company Board and the Board of Directors of Merger Sub, which is to be executed by the Company and Merger Sub and filed with the Registrar, in each case in accordance with the terms of this Agreement and the BVI Act.

“Promised RSU Award” has the meaning ascribed to it in Section 4.5(a).

“PSU Award” means any restricted stock units subject to performance vesting outstanding under the Company Stock Plan.

“PSU Consideration” has the meaning ascribed to it in Section 3.3(c).

“Registrar” means the Registrar of Corporate Affairs of the British Virgin Islands.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, EUMR and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the migration of Hazardous Material through or in the air, soil, surface water or groundwater on, to or from a real property.

“Relevant Approvals” means the termination or expiration of the relevant waiting period under, and the approvals required to be obtained in connection with or in compliance with, (i) the HSR Act, (ii) the EUMR, or (iii) any other antitrust, competition, antimonopoly or similar Regulatory Law listed on Section 1.1(b) of the Company Disclosure Letter, in each case to the extent applicable to the transactions contemplated by this Agreement, including the Merger.

“Remedies Exception” has the meaning ascribed to it in Section 4.2(a).

“Representatives” means, with respect to any Person, such Person’s officers, directors, mangers, partners, employees, Affiliates, accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“RSU Award” means a restricted stock unit award granted under the Company Stock Plan covering Company Shares.

“RSU Letter Agreements” has the meaning ascribed to it in Section 4.5(a).

“RSU Consideration” has the meaning ascribed to it in Section 3.3(d).

“Sanctioned Country” means a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person, at any time, that is the subject or target of any Sanctions, including (i) any Person listed in any Sanctions-related list of designated or sanctioned Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, the European Union, or any European Union member state, or the United Kingdom, (ii) any Person operating, organized or resident in a Sanctioned Country, or (iii) any Person, directly or indirectly, owned or controlled by any such Person or Persons described in (i) or (ii).

“Sanctions” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Government Entities, including those administered by the U.S. Government through the U.S. Treasury Department’s Office of Foreign Assets Control or the U.S. Department of State, the European Union or its Member States, Her Majesty’s Treasury of the United Kingdom, or the United Nations Security Council.

“SAR Consideration” has the meaning ascribed to it in Section 3.3(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholder Written Consent” has the meaning ascribed to it in the recitals.

“Significant Shareholders” means each of (i) IBS Group Holding Limited, (ii) Awosting Ltd., and (iii) Codeffroy Ltd.

“Software” means computer programs (whether in source code, object code, or other form), databases and compilations of data.

“SSI Contracts” has the meaning ascribed to it in Section 4.10(a)(vii).

“Stock Appreciation Right” means a stock appreciation right to purchase Company Shares granted under the Company Stock Plan.

“Subsidiary” of any Person means any company, corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% or more of the outstanding voting securities are, at the relevant time, directly or indirectly, owned by such Person or any Subsidiary of such Person, (ii) such Person or any Subsidiary of such Person is a general partner, or (iii) a majority of the ownership interests having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by such Person or any Subsidiary of such Person.

“Surviving Corporation” has the meaning ascribed to it in Section 2.1.

“Tax Return” means any return, report or statement of any kind with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes, and including any amendment thereof, filed or required to be filed with any Taxing Authority.

“Taxes” means any and all U.S. or non-U.S., federal, state, local or other taxes, levies or duties of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, abandoned property, unclaimed property, escheat, sales, use, capital stock or shares, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium, customs, disability, transfer, registration or net worth, and taxes in the nature of excise, withholding, ad valorem or value added taxes.

“Taxing Authority” means any and all U.S. or non-U.S., federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any court, tribunal, official or quasi-governmental body, in each case, exercising authority with respect to Taxes.

“Termination Date” has the meaning ascribed to it in Section 6.1(a).

“Trade Secrets” means trade secrets within the meaning of applicable Law and all confidential or other proprietary information, including know-how, financial and marketing plans, research and development information, inventions, processes, formulae, models, and methodologies.

“Trademarks” means trademarks (registered and unregistered), service marks, trade names, logos, slogans, trade dress, and other similar designations of source or origin and rights therein.

“Transaction Documents” means this Agreement, the Plan of Merger and the Articles of Merger, including all schedules, annexes, exhibits, attachments and appendices thereto.

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code.

“VAT” means any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) or any other tax of a similar nature, whether imposed in a member state of the European Union or imposed elsewhere, or any tax of a similar nature which may be substituted for or levied in addition to it.

“Voting Agreement” means the voting agreement, dated as of the date hereof and executed and delivered concurrently with the execution and delivery of this Agreement, by and among Parent, Merger Sub and the Chief Executive Officer.

“VWAP of Parent Common Stock” means the volume weighted average price of a share of Parent Common Stock for a three (3) trading-day period, starting with the opening of trading on the third (3rd) trading day prior to the Closing Date to the closing of trading on the last trading day prior to the Closing Date, in each case for trading during regular market open hours between 9:30 a.m., New York City time, and ending 4:00 p.m., New York City time, as reported by Bloomberg.

Section 1.2 Terms Generally. Unless the express context otherwise requires:

(a) the words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole (including the Exhibits hereto and Schedules delivered herewith) and not to any particular provision of this Agreement;

(b) references herein to a specific Section, Subsection, Recital, Company Disclosure Letter, Parent Disclosure Letter, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Company Disclosure Letter, Parent Disclosure Letter, Schedules or Exhibits of this Agreement;

(c) headings of the Articles and Sections of this Agreement are for convenience of the Parties only, and shall be given no substantive or interpretive effect whatsoever;

(d) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”);

(f) the word “or” shall mean “and/or”;

(g) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(h) except as otherwise expressly provided herein, all references to “Dollars” and “$” mean United States Dollars;

(i) except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, New York, U.S.A.;

(j) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns, and, in the case of any “Governmental Entity,” to any Person succeeding to its functions and capacities; provided, however, that nothing contained in this clause (j) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(k) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(l) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof, unless otherwise specified;

(m) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n) any reference to “days” shall mean calendar days unless Business Days are expressly specified;

(o) references herein to any Law mean such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(q) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such act shall be extended to the next succeeding Business Day; and

(r) the phrases “made available”, “furnished” or “provided” mean made available to the Buyer in (i) the Electronic Data Room at least one (1) Business Days prior to the date of this Agreement or (ii) any Company SEC Document filed or furnished (and publicly available) prior to the date that is one (1) Business Day prior to the date hereof.

Article II
THE MERGER

Section 2.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the BVI Act, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York at 10:00 a.m., New York City time, on a date to be specified by the Parties (the “Closing Date”) which shall be no later than the fifth (5th) Business Day after the satisfaction or waiver (by the Party or Parties entitled to grant such waiver under the terms of Article VII and only to the extent such waiver is permitted by applicable Law) of each of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions (in accordance with the terms of Article VII)), or at such other place, date and time as the Company and Parent agree in writing.

Section 2.3 Effective Time. On the Closing Date, at the Closing, the Parties shall cause the Merger to be consummated by executing and filing the Articles of Merger and the Plan of Merger with the Registrar pursuant to Section 171 of the BVI Act and each Party shall make all other filings or recordings required under the BVI Act in connection with the Merger (including the filing by Merger Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger will become effective at such time as the Articles of Merger are duly registered by the Registrar, or at such later time as the Parties agree in writing (subject to the requirements of the BVI Act) and as set forth in the Articles of Merger (such date and time as the Merger becomes effective, the “Effective Time”).

Section 2.4 Effects of the Merger. The terms and conditions and the effects of the Merger are as provided in this Agreement, the Plan of Merger, the Articles of Merger and in the applicable provisions of the BVI Act (including Section 173). Without limiting the generality of the foregoing and subject thereto, at the Effective Time, assets of every description and all the property, rights, privileges, immunities, powers, objects, purposes and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, claims, liabilities, obligations and duties of the Company and Merger Sub will become the debts, claims, liabilities obligations and duties of the Surviving Corporation.

Section 2.5 Memorandum and Articles of Association of the Surviving Corporation. At the Effective Time, the Memorandum and Articles of Association of the Company shall be the memorandum and articles of association of the Surviving Corporation, until, subject to Section 6.8, thereafter amended in accordance with the provisions thereof and applicable Law.

Section 2.6 Directors. Subject to applicable Law, the Company shall procure that, with effect from the Effective Time, (a) all the directors of the Company (other than those directors identified in a written notice sent to the Company by Parent not later than two (2) Business Days prior to the Closing Date) shall resign; and (b) the directors of Merger Sub immediately prior to the Effective Time, and, if Parent elects in writing to the Company prior to the Closing, the Chief Executive Officer of the Company, shall be the directors of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Parent and Merger Sub shall procure that, prior to or at the Effective Time, each person to be appointed as a director of the Company shall provide a written consent to so act. The Company shall, subject to applicable Law, use its commercially reasonable efforts to take all actions reasonably requested by Parent to give effect to this Section 2.6, including delivering to Parent evidence reasonably satisfactory to Parent of the resignation of any or all of the directors of the Company effective as of and conditional upon the Closing.

Section 2.7 Officers. The officers of the Company immediately prior to the Effective Time (other than those officers identified in a written notice sent to the Company by Parent not later than two (2) Business Days prior to the Closing Date, shall not continue as officers of the Surviving Corporation, and the Company shall use its commercially reasonable efforts to obtain the resignation of such officers effective as of and conditional upon the Closing) shall continue as the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The Company shall, subject to applicable Law, take all actions reasonably requested by Parent to give effect to this Section 2.7, including delivering to Parent evidence reasonably satisfactory to Parent of the resignation of any such officers of the Company.

Section 2.8 Registered Agent. On or prior to the Closing Date, the Company shall also deliver to Parent evidence reasonably satisfactory to Parent that the registered agent of the Company will recognize the authority of Parent to give instructions in relation to the Surviving Corporation with effect from the Effective Time, including for the purposes of (a) updating the corporate records of the Company to reflect the Merger and the changes to the Company Board contemplated by Section 2.6 and (b) filing any new amended and restated memorandum and articles of association for the Surviving Corporation.

Article III
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares or other securities of the Company or Merger Sub:

(a) Company Shares. Subject to Section 3.1(d), each Company Share issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares (to the extent provided in Section 3.1(b)) and any Dissenting Shares (to the extent provided in Section 3.1(e)), will be converted into a right to receive U.S. $59.00 in cash, without interest thereon (the per Company Share cash consideration to be paid to the holders of such Company Shares in accordance with this Article III, the “Merger Consideration”); and all Company Shares that have been thus converted into the right to receive the Merger Consideration as provided in this Section 3.1(a) will be automatically cancelled and will cease to exist and no longer be outstanding and the holders thereof will cease to be members of the Company (and shall not be members of the Surviving Corporation) and will cease to have any rights with respect to such Company Shares other than the right to receive the Merger Consideration in accordance with the terms of this Article III.

(b) Parent and Merger Sub Owned Company Shares. Each Company Share that is (i) owned directly or indirectly by Parent or Merger Sub or any direct or indirect wholly-owned Subsidiary thereof or (ii) held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Company Shares held on behalf of third parties) (the “Cancelled Shares”) will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

(c) Merger Sub Shares. At the Effective Time, each ordinary share of no par value of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable Class A Share and such Class A Shares will constitute the only outstanding shares of the Surviving Corporation. From and after the Effective Time, all certificates representing the ordinary shares of Merger Sub (if any) will be deemed for all purposes to represent the number of ordinary shares in the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Shares occurs as a result of any reclassification, recapitalization, stock or share split (including a reverse stock or share split), division or combination, conversion, exchange or readjustment of shares, or any share or stock dividend or share or stock distribution with a record date during such period or the Company issues any new equity securities (or securities convertible into equity securities of the Company) (it being understood the right of the Company to effect any of the foregoing shall be subject to Section 6.1), the Merger Consideration will be equitably adjusted to reflect such change.

(e) Dissenting Shares. At or from the Effective Time, all Dissenting Shares shall automatically be cancelled and shall cease to exist or be outstanding, and each holder of Dissenting Shares shall cease to be a member of the Company (and shall not be a member of the Surviving Corporation) and shall cease to have any rights thereto (including any right to receive such holder’s portion of the aggregate Merger Consideration pursuant to Section 3.1(a)), subject to and except for such rights as are granted under Section 179 of the BVI Act. If any holder of Company Shares (other than a holder of Company Shares who consented in writing to the Company Shareholder Approval) fails to give written notice of its election to dissent from the Merger under Section 179 of the BVI Act within twenty (20) days immediately following the date of the Information Statement (such twenty (20)-day period, the “Dissenting Notice Period”), or otherwise fails validly to dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled in accordance with Section 3.1(a), and shall entitle the holder thereof only to receive compensation in accordance with such Section 3.1(a). The Company shall give Parent prompt notice of any notice or purported notice received by the Company of any shareholder’s intent to exercise and/or exercise of rights pursuant to Section 179 of the BVI Act, the withdrawal of any such notice and any other documents served upon the Company pursuant to or in connection with Section 179 of the BVI Act or a shareholder’s dissent or appraisal rights. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of dissenter’s rights or offer to settle or settle any such rights.

(f) Corporate Records. The register of members of the Surviving Corporation shall be updated at or with effect from the Effective Time to record the cancellations and conversions of shares set out in this Section 3.1. The register of directors of the Surviving Corporation shall be updated at or with effect from the Effective Time to record the resignations and appointments required by Section 2.6.

Section 3.2 Settlement.

(a) Paying Agent. At or immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that shall be appointed by Parent to act as a paying agent hereunder and approved (with such approval not to be unreasonably withheld, delayed or conditioned) in advance by the Company (the “Paying Agent”), in trust for the benefit of the holders of Company Shares, cash in U.S. dollars in an amount sufficient to pay the aggregate Merger Consideration payable pursuant to Section 3.1 in exchange for all Company Shares outstanding immediately prior to the Effective Time (such cash, the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, Parent and the Company shall cause the Paying Agent to mail to each holder of record of Certificates whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal in customary form and accompanying instructions for use in effecting the surrender of Certificates (or effective affidavits of loss and any indemnity required by Section 3.2(g) in lieu thereof, as applicable) and claiming payment of the Merger Consideration, and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper receipt of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(g)), and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(g)).

(ii) Upon the return of the letter of transmittal to the Paying Agent, duly completed and validly executed in accordance with the instructions thereto and accompanied by Certificates representing outstanding Company Shares (or effective affidavits of loss accompanied by any indemnity required by Section 3.2(g) in lieu thereof), if applicable, together with such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates will be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay to each such holder an amount in cash equal to the product of (x) the number of Company Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss accompanied by any indemnity required by Section 3.2(g) in lieu thereof) that were cancelled at the Effective Time multiplied by (y) the Merger Consideration.

(iii) No holder of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(a). In lieu thereof, upon receipt by the Paying Agent from each holder of Book-Entry Shares of any appropriate documentation or confirmations reasonably required by the Paying Agent, if any, such holder of such Book-Entry Shares will be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay to each such holder by wire transfer of immediately available funds, as promptly as practicable after the Effective Time, but in no event more than five (5) Business Days following, an amount in cash equal to the product of (x) the number of Book-Entry Shares held by such holder that were cancelled at the Effective Time multiplied by (y) the Merger Consideration.

(iv) No interest will be paid or accrued on any amount payable. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, or the Merger Consideration is to be paid in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor are registered in the transfer records of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or the Book-Entry Shares so surrendered is registered in the transfer records of the Company if all appropriate documents reasonably required by the Paying Agent to evidence and effect such transfer (and any Certificate formerly representing such Company Shares) are presented to the Paying Agent, accompanied by evidence that any applicable share transfer Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.2, for the avoidance of doubt, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration in accordance with this Article III.

(v) Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Company Shares or holder of Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights or any other Person entitled to any payment hereunder, such amounts as are required to be withheld or deducted under the Code or any provision of U.S. federal, U.S. state, U.S. local or non-U.S. Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Taxing Authority, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares or holder of Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights, in respect of which such deduction and withholding were made.

(c) Closing of Register of Members. At 5:00 p.m. New York City time on the Business Day immediately preceding the Closing, the Company shall cause the register of members of the Company to be closed, and there shall be no further registration of transfers on the register of members of the Company after that time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Company Shares on the twelve (12) month anniversary of the Closing Date, will be delivered to the Surviving Corporation upon demand, and any former holders of Company Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of its claim for the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of any such holder’s or eligible Person’s claim for the Merger Consideration, without interest thereon, upon surrender of Company Shares to the Surviving Corporation in accordance with this Agreement.

(e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets. If any Certificate or Book-Entry Share was not surrendered prior to such date on which any Merger Consideration payable to the holder of such Certificate or Book-Entry Share pursuant to this Article III would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and, to the extent such Merger Consideration becomes the property of the Surviving Corporation, any former holder of Company Shares who has not theretofore complied with this Article III will thereafter look only to the Surviving Corporation for payment of his or her claim for Merger Consideration payable in accordance with this Article III, and the Surviving Corporation shall remain liable for payment of any such holder’s or eligible Person’s claim for the Merger Consideration, without interest thereon, upon surrender of Company Shares to the Surviving Corporation in accordance with this Agreement.

(f) Investment of Exchange Fund. Parent shall cause the Paying Agent to invest all cash included in the Exchange Fund as directed by Parent; provided that no gain or loss thereon shall affect the amounts payable to the holders of Company Shares following completion of the Merger. Any interest and other income resulting from such investments will be paid to Parent.

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or the Surviving Corporation, providing an indemnity in customary form against any claim that may be made against the Paying Agent or the Surviving Corporation with respect to such Certificate, the Paying Agent (or if subsequent to termination of the Exchange Fund, the Surviving Corporation) will make payment in the amount of the number of Company Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration. Delivery of such affidavit and the provision of any such indemnity shall be deemed delivery of a Certificate with respect to the relevant Company Shares for purposes of this Article III.

Section 3.3 Treatment of Performance Share Awards, PSU Awards, RSU Awards and Stock Appreciation Rights.

(a) Stock Appreciation Rights. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each Stock Appreciation Right (or portion thereof) that is outstanding, vested and unexercised immediately prior to the Effective Time, shall be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the grant price per Company Share subject to such Stock Appreciation Right multiplied by (ii) the total number of shares underlying such Stock Appreciation Right (the “SAR Consideration”), less applicable Taxes required to be withheld with respect to such payment. If the exercise price per Company Share subject to any Stock Appreciation Right is equal to or greater than the Merger Consideration, such Stock Appreciation Right shall be cancelled without payment of consideration.

(b) Performance Share Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each Performance Share Award that remains vested and unexercised shall be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of unexercised Tranche 1, Tranche 2, Tranche 3 and Tranche 4 shares the holder is eligible to acquire under the Performance Share Award, assuming achievement of a Fair Market Value (as defined in the applicable agreement evidencing the Performance Share Award) equal to the Merger Consideration, without regard to any other vesting condition under the Performance Share Award (the “Performance Award Consideration”), less applicable Taxes required to be withheld with respect to such payment. Any portion of a Performance Share Award that does not become eligible for exercise due to failure to achieve the applicable Fair Market Value goal (as set forth in the applicable award agreement) shall be cancelled without payment therefor. From and after the Effective Time, all Performance Share Awards shall no longer be outstanding and shall cease to exist, and each holder of a Performance Share Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Performance Award Consideration payable hereunder.

(c) PSU Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any PSU Award, except as otherwise agreed between Parent and any holder of PSU Awards, each PSU Award that is outstanding immediately prior to the Effective Time and which is or will become vested under the terms of the applicable award agreement upon the consummation of the transactions contemplated by this Agreement, shall vest in full and be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Company Shares payable under the PSU Award, as set forth in Section 4.5(a) (the “PSU Consideration”), less applicable Taxes required to be withheld with respect to such payment. From and after the Effective Time, all PSU Awards shall no longer be outstanding and shall cease to exist, and each holder of a PSU Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the PSU Consideration payable hereunder.

(d) RSU Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each RSU Award that remains outstanding and is vested shall be cancelled in exchange for the right to receive a lump sum cash payment (without interest), equal to the product of (A) the Merger Consideration multiplied by (B) the total number of shares underlying such RSU Award (the “RSU Consideration”), less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each RSU Award that remains outstanding and unvested shall be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU Award”) to acquire Parent Common Stock in accordance with this Section 3.3(d). Each such Parent RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the RSU Award immediately prior to the Effective Time (but taking into account any changes thereto by reason of this Agreement or the Merger). As of the Effective Time, each such Parent RSU Award as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of Company Shares underlying such RSU Award multiplied by (ii) the Exchange Ratio. The RSU Awards set forth on Section 3.3(d)(i) of the Company Disclosure Letter will be treated as fully vested at the Effective Time based upon previous action of the Company Board.

(e) The amount of cash each holder of Stock Appreciation Rights is entitled to receive for the Stock Appreciation Rights held by such holder pursuant to Section 3.3(a) above shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Stock Appreciation Rights held by any such holder.

(f) The Surviving Corporation shall pay, or cause its Subsidiaries to pay, to recipients of SAR Consideration, Performance Award Consideration, RSU Consideration and/or PSU Consideration the cash payments described in this Section 3.3, including any dividends or dividend equivalent rights accrued under any PSU Awards, promptly after the Effective Time, but in any event no later than thirty (30) days following the Closing Date.

(g) The Company shall take all actions necessary to effectuate this Section 3.3. Parent shall cause the registration of the shares of Parent Common Stock issuable with respect to Parent RSU Awards to become effective as part of a registration statement on Form S-8 or Form S-3, as the case may be, or any successor or other appropriate forms, with respect to the shares of Parent Common Stock issuable with respect to Parent RSU Awards no later than the Effective Time; and, thereafter, Parent shall deliver to holders of Parent RSU Awards any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Parent RSU Awards remain outstanding.

Section 3.4 Register of Members. On the day immediately prior to the Closing Date, the Company shall deliver to Parent a certified copy of its register of members as at 5:00 p.m. New York City time on the day immediately prior to the Closing Date.

Section 3.5 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement at or after the Effective Time.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company Disclosure Letter (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face that such disclosure pertains to such other representation and warranty (other than Section 4.1, Section 4.2, Section 4.5 and Section 4.19(a), where the disclosure must be exact)) or (b) as otherwise disclosed or identified in the Company SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature) provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face and (ii) shall not apply to Section 4.1, Section 4.2, Section 4.5 and Section 4.19(a), the Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization. The Company has been duly incorporated and is validly existing as a BVI business company under the laws of the British Virgin Islands and has all requisite corporate power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased and operated and to conduct its business as it is now being conducted. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub true and complete copies of its Organizational Documents (including the Memorandum and Articles of Association), each as amended through the date hereof.

Section 4.2 Due Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board, and, except for the filing with, and registration by the Registrar of the Articles of Merger and Plan of Merger, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement or the other Transaction Documents, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby. Each of this Agreement and the other Transaction Documents has been or, in the case of the Articles of Merger, will be prior to the Effective Time, duly and validly executed and delivered by the Company and (assuming that this Agreement and each of the other Transaction Documents to which the Company is, or will at the Effective Time be, a party constitutes a legal, valid and binding obligation of each of Parent and Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, in person or via telephone, duly and unanimously adopted, in accordance with the BVI Act and the Memorandum and Articles of Association, resolutions (i) approving and authorizing the Company to execute and deliver this Agreement, the Plan of Merger and the other Transaction Documents, and approving the Merger and the other transactions contemplated by this Agreement, (ii) determining that the Merger and the other transactions contemplated by the Transaction Documents are in the best interests of the Company, (iii) recommending that the holders of Company Shares adopt a resolution authorizing this Agreement and the Plan of Merger by approving the Company Shareholder Approval (the “Company Board Recommendation”), and (iv) submitting this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement to the holders of Company Shares for their approval pursuant to the Shareholder Written Consent.

(c) The only affirmative vote, written consent or approval of holders of any class or series of shares or other securities of the Company necessary or required to approve the execution, delivery or performance of this Agreement, the Plan of Merger or the other Transaction Documents or to consummate the Merger or the other transactions contemplated hereby is the Company Shareholder Approval. The delivery of the Shareholder Written Consent to the Company by the Significant Shareholders constitutes the Company Shareholder Approval, and no further action by any holder of Company Shares is necessary to approve this Agreement, the Plan of Merger or the Articles of Merger or to consummate the Merger or the other transactions contemplated hereby or thereby.

Section 4.3 No Conflicts. Subject to the receipt of the Consents described in Section 4.4, the execution and delivery by the Company of this Agreement and the other Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not, as of the Effective Time, with or without the giving of notice or the lapse of time (or both): (a) violate any provision of, or result in the material breach of, any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties and assets are bound; (b) conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries; (c) violate any provision of or result in a breach of, or require a consent under, or terminate or result in the termination, creation, modification or acceleration of any obligation under, or result in the loss, reduction or delay of any benefit or payment obligation under, or give rise to any increased, additional or accelerated rights of any other party under, or create any restriction on the conduct of the Company or any of its Subsidiaries pursuant to any Company Material Contract; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or asset of the Company or any of its Subsidiaries, except, in the case of clauses (a), (c) and (d), as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.4 Governmental Consents. No Consent of, with or to any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or the other Transaction Documents, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby, except for (a) the Relevant Approvals, (b) Consents required pursuant to the BVI Act and (b) Consents required pursuant to any applicable non-U.S. or state securities or blue sky laws, in each case to the extent applicable to the transactions contemplated by this Agreement, including the Merger.

Section 4.5 Capitalization of the Company.

(a) As of January 4, 2019, the number of Company Shares the Company was authorized to issue was (x) 50,000,000 Class A Shares and (y) 30,000,000 Class B Shares. At the close of business on January 4, 2019, (i) the issued and outstanding shares of the Company consisted of 22,875,327 Class A Shares and 11,117,582 Class B Shares, (ii) (x) 161,481 Class A Shares (y) no Class B Shares were being held by the Company in its treasury, (iii) no Class B Shares and 624,928 Class A Shares were reserved for issuance pursuant to outstanding Performance Share Awards, (iv) no Class B Shares and 328,513 Class A Shares were reserved for issuance pursuant to outstanding PSU Awards, assuming maximum performance, (v) no Class B Shares and 65,701 Class A Shares were reserved for issuance pursuant to outstanding RSU Awards, (vi) no Class B Shares and 17,160 Class A Shares were reserved for issuance pursuant to promised restricted stock unit awards (the “Promised RSU Awards”) pursuant to the letter agreements set forth on Section 4.5(a) of the Company Disclosure Letter (the “RSU Letter Agreements”) and (vii) no Class B Shares and 170,606 Class A Shares were reserved for issuance pursuant to outstanding unexercised Stock Appreciation Rights. Except as set forth above, at the close of business on January 4, 2019, there were no shares or other equity or voting securities or equity or voting interests of the Company issued, reserved for issuance or outstanding. From the close of business on January 4, 2019 to the date of this Agreement, there have been no issuances by the Company of any shares, or other equity or equity-based or voting securities or equity or voting interests, other than the issuance of Class A Shares upon the exercise, vesting or settlement of any Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights outstanding as of January 4, 2019 and in accordance with the terms thereof as of such date, and from the close of business on January 4, 2019 to the date of this Agreement, the Company has not granted, entered into a Contract to grant, or otherwise committed to grant any such awards or other equity or equity-based awards that may be settled in or are otherwise based on the value of any Company Shares. No Subsidiary of the Company owns any shares, or other equity or equity-based or voting securities or equity or voting interests, of the Company. All of the issued and outstanding Company Shares have been, and all Common Shares reserved for issuance as set forth above will be when issued, duly authorized and validly issued, fully paid and nonassessable and have not been, or will not have been, issued in violation of any preemptive or similar rights. Section 4.5(a) of the Company Disclosure Letter contains a true, correct and complete list of each Performance Share Award, PSU Award, RSU Award, Promised RSU Award and Stock Appreciation Right outstanding as of the close of business on January 4, 2019, and, with respect to each such award, the number of Company Shares underlying the award (or promised award) or, if applicable, the dollar-denominated value of such award (or promised award), the applicable vesting schedule (including performance-vesting goals), payment schedule and, with respect to Stock Appreciation Rights, the applicable exercise price and expiration date. Except for the Significant Shareholders, no Person holds any Class B Shares. All Stock Appreciation Rights outstanding on the date hereof are fully vested pursuant to their terms as of January 1, 2019.

(b) No bonds, debentures, notes or other indebtedness, securities or obligations of the Company or any of its Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of Company Shares may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except as set forth in Section 4.5(a) of the Company Disclosure Letter, there are no (i) outstanding options, warrants, rights, or other securities convertible into or exchangeable or exercisable for shares of the Company, “phantom” equity rights, equity appreciation rights, profit participation rights, equity-based performance units or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of the Company, (ii) agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its shares or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of shares of the Company.

Section 4.6 Subsidiaries.

(a) Section 4.6(a) of the Company Disclosure Letter sets forth a list of each of the Company’s Subsidiaries and their respective jurisdictions of organization. Each of the Company’s Subsidiaries has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased, and operated and to conduct its business as it is now being conducted.

(b) Each of the Company’s Subsidiaries is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect.

(c) Other than each of the Company’s Subsidiaries and as set forth on Section 4.6(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries owns or holds, directly or indirectly, any Interest in any Person.

(d) The issued and outstanding Interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and, where applicable, are fully paid and nonassessable. The Company, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of each of the Company’s Subsidiaries free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any of the Company’s Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any of the Company’s Subsidiaries, and there are no agreements of any kind which may obligate any of the Company’s Subsidiaries to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 4.7 Financial Statements; Company SEC Documents.

(a) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) were prepared from the books and records of the Company and its Subsidiaries, (ii) complied in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC and the New York Stock Exchange with respect thereto, (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows and changes in shareholders’ equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal, recurring year-end adjustments), (iv) were prepared in accordance with GAAP (except, in the case of the unaudited statements, for normal period-end adjustments and the absence of certain financial statement footnote disclosures (none of which are material to the Company and its Subsidiaries, taken as a whole)) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (v) except in the case of the unaudited statements, was accompanied by unqualified reports from the independent auditor opining on the same as to the financial statements contained therein.

(b) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since April 1, 2016 (the “Company SEC Documents”). None of the Company’s Subsidiaries are required to file or furnish any form, document or report with the SEC. As of their respective dates, and, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(c) The Company has made available to Parent (or such documents are publicly available on EDGAR) true, correct and complete copies of all material written correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, occurring since April 1, 2016. As of the date hereof, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to any Company SEC Documents.

(d) Since April 1, 2016, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents.

(e) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company maintains, and at all times has maintained since April 1, 2016, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as specifically otherwise stated in the Company SEC Documents, from April 1, 2016, to the date of this Agreement, none of the Company nor, to the Knowledge of the Company, the Company’s auditors and the Company Board have been advised of, and the Company’s principal executive officer and its principal financial officer have not disclosed, based on their most recent evaluation prior to the date of this Agreement, to the Company’s auditor and the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since April 1, 2016, there have been no material written complaints (and, to the Knowledge of the Company, no other material complaints) from a Governmental Entity regarding accounting, internal accounting controls or auditing matters of the Company or any of its Subsidiaries.

Section 4.8 Litigation and Proceedings. Except as set forth on Section 4.8 of the Company Disclosure Letter, (a) there are no Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Entity against or affecting the Company or any of its Subsidiaries, (b) there are no Orders outstanding against or affecting the Company or any of its Subsidiaries, and (c) there is no Law purporting to enjoin or restrain the execution and delivery by the Company of this Agreement or such other documents to which the Company is, or will at the Effective Time be, a party, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby that, in the case of clauses (a) and (b), individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.9 Legal Compliance.

(a) The Company and its Subsidiaries are, and have been since April 1, 2015, in compliance with all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole. As of the date hereof, neither the Company nor any of its Subsidiaries have received any written notice from any Governmental Entity of a violation of any applicable Law at any time during the past five (5) years, except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Company or its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries and their respective directors, officers, employees and, to the Knowledge of the Company and its Subsidiaries, any third parties acting on behalf of the Company and its Subsidiaries (including Representatives, agents, subcontractors, or other third party intermediaries) are, and during the past five (5) years have been, in compliance with the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and any other applicable Anti-Corruption Laws. None of the Company nor any of its Subsidiaries has been the subject of or otherwise involved in any investigation, inquiry, or enforcement proceeding by any Governmental Entity or any other third party, or received any written communication from any Governmental Entity, in each case regarding compliance with applicable Anti-Corruption Laws, and none of the Company or any of its Subsidiaries has conducted or initiated any internal investigations or filed with any Governmental Entity any voluntary disclosures regarding possible violations of applicable Anti-Corruption Laws, in each case, relating to the Company or any of its Subsidiaries. During the past five (5) years, the Company and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, and third parties acting on their behalf, with applicable Anti-Corruption Laws.

(c) In the past five (5) years, neither the Company nor its Subsidiaries has, directly or indirectly, through its Representatives or, to the Knowledge of Company, any Person authorized to act on its behalf (including any business partner, distributor, agent, sales intermediary, subcontractor or other third party), offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage or favor for the Company or its Subsidiaries; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any person or entity, in any way.

(d) Since April 1, 2013, (i) the Company and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, Representatives, business partners, subcontractors, third parties and Government Officials, in accordance with GAAP, in all material respects; (ii) there have been no false or fictitious entries made in the books and records of the Company and its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment; and (iii) the Company and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of the Company, except as set forth in Section 4.9(e) of the Company Disclosure Letter, the Company warrants and represents that no Governmental Entity or Government Official is or has been directly or indirectly an owner or investor in the Company or its Subsidiaries.

(f) Except as set forth in Section 4.9(f) of the Company Disclosure Letter, the Company and its Subsidiaries and their respective directors, officers, employees and, to the Knowledge of the Company or its Subsidiaries, any third parties acting on behalf of the Company and its Subsidiaries (including agents, subcontractors, or other third party intermediaries) are, and during the past five (5) years have been, in compliance with all applicable Anti-Money Laundering Laws, Export Controls Laws, and Sanctions. None of the Company nor any of its Subsidiaries has been the subject of or otherwise involved in any investigation, inquiry, or enforcement proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Anti-Money Laundering Laws, Export Controls Laws, and Sanctions, and none of the Company or any of its Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Export Controls Laws or Sanctions, in each case, relating to the Company or any of its Subsidiaries. During the past five (5) years, the Company and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, and third parties acting on their behalf, with applicable Anti-Money Laundering Laws, Export Control Laws, and Sanctions; and have maintained books, records and accounts that accurately and fairly reflect the transactions of the Company and its Subsidiaries, and have devised and maintained an appropriate system of internal accounting controls.

(g) Except as set forth in Section 4.9(g) of the Company Disclosure Letter, in the past five (5) years, neither the Company nor any of its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any direct or indirect dealings or transactions with, any Sanctioned Person or in a Sanctioned Country, nor is the Company or any of its Subsidiaries currently engaged in any such activities.

(h) Neither the Company, its Subsidiaries, each of their officers and directors, nor, to the Knowledge of the Company, each of their employees or third parties acting on their behalf, is a Sanctioned Person or is subject to debarment or any list-based designations under the Export Controls Laws.

Section 4.10 Company Material Contracts.

(a) Except as set forth in Section 4.10(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries are parties to and none of their respective properties or assets are bound by or subject to (Contracts of the following types, the “Company Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract for the purchase of goods or products or for the receipt of services (other than with respect to Software or Intellectual Property), the performance of which will extend over a period of one (1) year or more and which involved payments by the Company or its Subsidiaries in excess of $2,000,000 in the aggregate during the fiscal year ended March 31, 2018;

(iii) any Contract for the purchase, transfer or license of Intellectual Property or for the receipt of services comprising Software, in each case, in consideration for payments by the Company or its Subsidiaries in excess of $2,000,000 in the aggregate during the fiscal year ended March 31, 2018;

(iv) any Contract for the furnishing of goods, products or services (other than Contracts of a type required to be disclosed pursuant to clause (iii) above)) by the Company or its Subsidiaries, the performance of which involved payments to the Company or its Subsidiaries in excess of $10,000,000 in the aggregate during the fiscal year ended March 31, 2018;

(v) any Contract concerning the establishment, operation, governance or control of a material partnership, joint venture or joint ownership arrangement with a third party;

(vi) any Contract concerning Company Leased Real Property;

(vii) any Contract with a Governmental Entity or Government Official;

(viii) any Contract with any Person included on OFAC’s Sectoral Sanctions Identifications List (“SSI Contracts”);

(ix) any Contract containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area or to compete with any Person, to market any product or to solicit customers, (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (C) other than a Contract with Parent or its Affiliates, a provision granting the other party exclusivity or similar rights, other than teaming or similar agreements entered into in the ordinary course of business where the restrictions apply solely to the Contract or pursuit that is the subject matter of the teaming or similar agreement (and any extensions or recompetes in respect thereof);

(x) any Contract (A) for the sale of any of the Company’s or any of its Subsidiaries’ assets in excess of $10,000,000 in the aggregate (other than sale of assets in the ordinary course of business and consistent with past practices), (B) that relates to the acquisition of assets (other than in the ordinary course of business) or shares or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than $10,000,000 in the aggregate, (C) that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing or (D) entered into since April 1, 2015 that relates to the sale, transfer or other disposition of a business or assets by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness for borrowed money or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money, other than any such Contract solely between or among the Company and any of its wholly-owned Subsidiaries;

(xii) any Contract that requires the Company or any of its Subsidiaries to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in excess of $5,000,000;

(xiii) any Contract between (A) the Company or any of the Company’s Subsidiaries, on the one hand, and (B) any Affiliate of the Company (other than the Company’s wholly-owned Subsidiaries), on the other hand (including, for the avoidance of doubt, IBS Group Holding Limited and its Affiliates);

(xiv) any Contract for the furnishing of goods, products or services by the Company or its Subsidiaries to or for any Person who is organized or domiciled in Russia; or

(xv) any Contract that limits or otherwise restricts (A) the payment of dividends or distributions in respect of the shares or equity interests of the Company or any of its Subsidiaries or (B) the granting of Liens on any property or asset of the Company or any of its Subsidiaries (other than Permitted Liens).

(b) The Company has made available to Parent true, complete and correct copies of each Company Material Contract as in effect on the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, (i) each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception; and (ii) neither the Company nor any of its Subsidiaries is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Company Material Contract, and no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract, in each case, with or without notice or lapse of time (or both).

Section 4.11 Company Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) and any other material plan, agreement, practice, policy, program or arrangement (whether oral or written), as of the date hereof, providing compensation or other benefits to any current or former employee, director or individual independent contractor of the Company or its Subsidiaries that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, material fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements (each, whether or not included in Section 4.11(a) of the Company Disclosure Letter, a “Company Benefit Plan”). Neither the Company, nor to the Knowledge of the Company, any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or the terms of such Company Benefit Plan or (ii) adopt any new Company Benefit Plan.

(b) The Company has made available to Parent and Merger Sub copies of each Company Benefit Plan (or, to the extent a copy does not exist, a description thereof). The Company has also made available to Parent and Merger Sub copies of (i) any trust agreement relating to each Company Benefit Plan, (ii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and summary of material modifications, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS with respect to such Company Benefit Plan (if applicable), (iv) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and (v) any material written communications to or from any Governmental Entity, or any material notices to or from any Governmental Entity, addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries (taken as a whole), (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification and nothing has occurred that could reasonably be expected to affect that qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter; and (iii) each Company Benefit Plan has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder or an available exemption therefrom. None of the Company Benefit Plans provides retiree health or retiree life insurance benefits coverage as of the date hereof; provided, that, for this purpose, retiree health or retiree life insurance benefits coverage shall be deemed not to include (x) coverage through the end of the applicable month of termination or during an applicable severance period, (y) any coverage as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law, or (z) coverage provided at the expense of the participant or the participant’s beneficiary.

(d) No Company Benefit Plan, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to, has within the last six (6) years maintained or contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA), (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries (taken as a whole), (i) no liability under Title IV of ERISA has been incurred by the Company, any Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, (ii) no condition exists that presents a risk to the Company, any Subsidiary or any of their respective ERISA Affiliates of incurring or being subject (whether primarily, jointly or secondarily) to a liability thereunder and (iii) none of the Company or any of its Subsidiaries has incurred any withdrawal liability under Section 4201 of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries (taken as a whole), with respect to the Company Benefit Plans, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened.

(f) Except as set forth in Section 4.11(f) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), no Company Benefit Plan exists that, as a result of the execution of this Agreement, and the consummation of the Mergers and the other transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Benefit Plans; (iii) result in the payment of retention bonuses or transaction bonuses; or (iv) result in payments which would not be deductible under Section 280G of the Code. There is no agreement, plan, Contract or other arrangement to which the Company or any of its Subsidiaries is a party or by which it is otherwise bound to compensate any Person for excise or additional Taxes pursuant to Section 409A or Section 4999 of the Code.

(g) Section 4.11(g) of the Company Disclosure Letter lists all Company Benefit Plans available primarily to employees residing outside the United States (each, a “Non-U.S. Plan”). In respect of each Non-U.S. Plan: except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, (i) if a Non-US Plan is intended to qualify for special tax treatment, it meets all the requirements for such treatment; (ii) each Non-US Plan is administered, operated and funded in all material respects in accordance with its terms and all applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States and the funding is sufficient to procure or provide for the projected benefit obligations, as of Completion; and (iii) each Non-U.S. Plan required to be registered has been so registered and has been maintained in good standing with applicable regulatory authorities.

(h) Neither the Company nor any Subsidiary is or has at any time been the “employer” or in the last six (6) years, an “associate of” or “connected with” the “employer” (as those terms in quotation marks are used in the UK Pensions Act 2004) of a UK defined benefit pension arrangement.

(i) No employee or former employee of the Company or any Subsidiary transferred to the Company or a Subsidiary under a Relevant Transfer who at any time before the Relevant Transfer was a member of a defined benefit pension arrangement, where “Relevant Transfer” means a relevant transfer as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation in any other applicable jurisdiction.

Section 4.12 Labor Relations.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any material labor or collective bargaining agreement in respect of the Company’s or its Subsidiaries’ employees. As of the date hereof, there are no union organizing activities involving the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries by any labor organization or group of the Company’s or its Subsidiaries’ employees.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a material impact on the business of the Company and its Subsidiaries, taken as a whole, there are no and for the past three (3) years there have been no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or its Subsidiaries or involving any of the Company’s or its Subsidiaries’ employees.

(c) There are no Actions against the Company or its Subsidiaries pending, or to the Knowledge of the Company, threatened, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual. There is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to their employees except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Company and its Subsidiaries are, and for the past three (3) years have been in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, classification, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (including the Worker Adjustment Retraining and Notification Act, and any similar state or local Law), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. No claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return. All material Taxes of the Company and each of its Subsidiaries that are due (whether or not shown as due on a Tax Return) have been timely paid in full. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the most recent consolidated balance sheet of the Company included in the Company’s financial statements in the Company SEC Documents, materially exceed the accrual for Taxes payable (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on such consolidated balance sheet of the Company, and since the date of the most recent consolidated balance sheet of the Company included in the Company’s financial statements in the Company SEC Documents, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

(b) There are no agreements in effect extending the period for assessment or collection of any material Taxes of the Company and its Subsidiaries.

(c) All material Taxes required to be withheld in respect of the Company and its Subsidiaries by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Entity.

(d) No material deficiency for any Taxes has been asserted or assessed by any Governmental Entity in writing against the Company and its Subsidiaries (or, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Entity is pending or threatened in writing with respect to any material Taxes due from the Company and its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is or has been a member of a consolidated, affiliated, combined or unitary group (other than the group of which the Company or one of its Subsidiaries is or was the common parent) or has any material liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or as a transferee or successor or by Contract (other than a Contract (i) exclusively between or among the Company and its Subsidiaries or (ii) entered into in the ordinary course of business and not primarily related to Taxes).

(f) Neither the Company nor its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution occurring during the two (2)-year period ending on the date hereof that was intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

(g) Neither the Company nor its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or its Subsidiaries.

(h) There are no material Liens for Taxes (other than Permitted Liens) upon the assets of the Company or its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale or open transaction entered into before the Closing, any accounting method change or agreement with any Taxing Authority filed or made before the Closing, any prepaid amount received before the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Law), or any election under Section 108(i) of the Code.

(j) The Company and each of its Subsidiaries has complied with all applicable transfer pricing rules and maintains and holds adequate books and records for the purposes of evidencing that applicable transfer pricing rules have been complied with.

(k) Neither the Company nor any of its Subsidiaries has been involved in any scheme, arrangement, transaction or series of transactions in which the main purposes or one of the main purposes was the avoidance, reduction, deferral or refund of Tax.

(l) Except as set forth on Section 4.13(l) of the Company Disclosure Letter, the Company and each of its Subsidiaries (i) is, and always has been, resident only in its jurisdiction of incorporation for Tax purposes and neither the Company nor any of its Subsidiaries is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation and (ii) neither the Company nor any of its Subsidiaries has, or has ever had, a branch or permanent establishment in a jurisdiction other than its jurisdiction of incorporation.

(m) The Company and each of its Subsidiaries is registered for VAT purposes and Section 4.13(m) of the Company Disclosure Letter contains all material details of such registration. The Company and each of its Subsidiaries has complied with its obligations to register for the purposes of VAT and has complied in all material respects with its obligations under any Tax legislation relating to VAT and maintains complete, correct and up to date records, invoices and other documents for the purposes of the relevant legislation.

(n) The Company and each of its Subsidiaries have fulfilled all of the material requirements and criteria for all material Tax incentives claimed by them, including concessional Tax rates, Tax relief, Tax exemptions and Tax credits, and such Tax incentives will not be terminated or modified as a result of the transactions contemplated by this Agreement.

Section 4.14 Insurance. All insurance policies (excluding any Company Benefit Plans) to which the Company and its Subsidiaries is currently a party, or which are held for the benefit of the Company and its Subsidiaries, are in full force and effect, and, to the Knowledge of the Company, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination, or increase in premium or material alteration of coverage, has been received with respect to any such policies, except for such cancellations, terminations, premium increases or alterations of coverage which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.15 Permits. Except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, the Company and its Subsidiaries: (i) have obtained all of the Permits necessary under applicable Laws for the Company and its Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated (collectively, the “Company Permits”). The Company and its Subsidiaries are in compliance with all material Company Permits and as of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened which would reasonably be expected to result in the revocation or termination of any such material Company Permit.

Section 4.16 Real Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth the common address, as of the date hereof, of all material Company Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and marketable fee simple title (or the applicable local equivalent) to all Company Owned Real Property, subject to any Permitted Liens; (ii) as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of the Company Owned Real Property; and (iii) neither the Company nor any of its Subsidiaries has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Company Owned Real Property, other than in the ordinary course of business and other than Permitted Liens.

(b) Section 4.16(b) of the Company Disclosure Letter sets forth the common address, as of the date hereof, of all material Company Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, (i) the Company or its Subsidiaries have a valid and enforceable leasehold estate in all Company Leased Real Property, subject to the Remedies Exception, and any Permitted Liens; (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of Company, any other party thereto, is in breach of or default under any Contract pursuant to which the Company or its Subsidiaries occupy any Company Leased Real Property, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole; (iii) neither the Company nor its Subsidiaries has, as of the date hereof, received any written notice from any lessor of such Company Leased Real Property of any breach of or default by the Company or any of its Subsidiaries under any such Contract pursuant to which the Company or any of its Subsidiaries occupy any Company Leased Real Property (in each case, with or without notice or lapse of time or both), which breach or default has not been cured; and (iv) neither the Company nor any of its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the tenant’s interest in the Company Leased Real Property, other than Permitted Liens in the ordinary course of business.

(c) None of the Company nor any of its Subsidiaries owns any direct or indirect interest in real property located in the British Virgin Islands.

Section 4.17 Intellectual Property, Information Technology.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a correct and complete list of all worldwide material: (i) Trademark registrations and pending applications, (ii) Domain Name registrations, (iii) Copyright registrations and pending applications and (iv) issued Patents and pending Patent applications, in each case owned by the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or a Subsidiary of the Company is the sole and exclusive owner of all of the Intellectual Property the list of which was made available to Parent pursuant to the previous sentence, and all such Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable in all material respects. Each of the Company and its Subsidiaries owns the Company Intellectual Property free and clear of all Liens (other than Permitted Liens).

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all Intellectual Property used in their respective businesses as currently conducted.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person, and there is no action pending or threatening alleging any such infringement, misappropriation, dilution or other violation, in each case except for such infringements, misappropriations, dilutions or other violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, and since two (2) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has made or threatened in writing any claim (i) alleging infringement, misappropriation, dilution or other violation (in any Action or otherwise) of Company Intellectual Property by any Person, nor (ii) challenging the ownership, registrability, validity or enforceability of any Intellectual Property of any Person, in both cases which infringements, misappropriations dilutions or other violations or challenges would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property in any material respect.

(d) The Company and each of its Subsidiaries have implemented commercially reasonable measures to maintain and protect the secrecy, confidentiality and value of any Trade Secrets owned by the Company or any of its Subsidiaries and material to the business of the Company or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expect to be material to the business of the Company and its Subsidiaries, taken as a whole, (i) each current and former employee and independent contractor of, and consultant to, the Company or its Subsidiary who is privy to such material Trade Secrets or has authored, developed or otherwise created any material Company Intellectual Property has entered into a valid and binding written agreement pursuant to which such employee, independent contractor or consultant agrees to maintain the confidentiality of the confidential information of the Company or its Subsidiaries and to assign to the Company or the applicable Subsidiary all rights and interest in such material Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of their employment or other relationship with the Company or the applicable Subsidiary (or all such rights vest in the Company or applicable Subsidiary by operation of law). To the Knowledge of the Company, no employee and no independent contractor or consultant or other third party to any such confidentiality agreement is in breach thereof.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the information technology systems used in connection with the operation of the business of the Company and its Subsidiaries, including any Software and any servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment (collectively, the “IT Systems”) are, as a whole, adequate and sufficient, and in good working condition to effectively perform all information technology operations necessary, for the conduct of the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, each of the Company and its Subsidiaries is in compliance with all of the Company Material Contracts to the extent relating to privacy and the collection and use of personal information, confidentiality, data protection and IT System security, except for such noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) As of the date hereof, and since two (2) years prior to the date of this Agreement, to the Knowledge of the Company, (i) there have been no unauthorized disclosures of Trade Secrets or PII, (ii) there have been no security breaches or compromises in the IT Systems used by the Company and its Subsidiaries in their respective businesses, (iii) there have been no interruptions or disruptions in any IT Systems that adversely affected the business of the Company or any of its Subsidiaries, and (iv) no claims have been asserted or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any third party’s privacy or personal information rights, except, in the case of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries, in connection with the conduct of their respective businesses, have implemented and maintain commercially reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities, consistent with industry practices of companies offering similar services to preserve the availability, security, and integrity of its and their IT Systems, and the data and information stored thereon, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, at all times since April 1, 2016, complied, in all material respects, with its and their own posted or otherwise binding privacy policies, relating to privacy, data protection, or the collection, retention, protection and use of personal information (“PII”) collected, used, or held for use by or on behalf of the Company or any of its Subsidiaries, (ii) no Actions have been asserted or, to the Knowledge of the Company, threatened against Company or any of its Subsidiaries, alleging a material violation of any Person’s privacy, personal information or data rights in relation to the conduct of the business of the Company or any of its Subsidiaries, (iii) in connection with the operation of the business of the Company and its Subsidiaries, the Company and its Subsidiaries take commercially reasonable measures to protect PII against unauthorized access, use, modification, disclosure or other misuse, and (iv) the Company and its Subsidiaries are in compliance with, and have at all times since May 25, 2018 complied with, the European Union General Data Protection Regulation 2016/679. Except for disclosures of information required by privacy Laws or authorized by the provider of PII, or as described in the Company or any of its Subsidiaries’ privacy policies, or as otherwise is in compliance with applicable privacy Laws, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has shared, sold, rented, or otherwise made available, and does not share, sell, rent or otherwise make available, to third parties any PII in connection with the conduct of the Company or any of its Subsidiaries’ businesses.

Section 4.18 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) the Company and its Subsidiaries are, and since April 1, 2016 have been, in compliance with all material Environmental Laws;

(ii) the Company and its Subsidiaries have obtained and maintained and are, and since April 1, 2016 have been, in compliance with all Permits required under Environmental Laws for the Company and its Subsidiaries to own, lease and operate their assets and to conduct business;

(iii) as of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv) to the Knowledge of the Company, no conditions currently exist, including with respect to the Company Owned Real Property or Company Leased Real Property, or any property currently or formerly owned, leased or operated by the Company or its Subsidiaries, or any property to which the Company or its Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company or its Subsidiaries incurring Liabilities under Environmental Laws.

(b) The Company has made available to Parent all material environmental Phase I or Phase II reports (or similar assessments and studies) prepared during the last three (3) years relating to the Company Owned Real Property, the Company Leased Real Property or any property currently or formerly owned, leased or operated by the Company and its Subsidiaries and copies of all material, non-privileged documents relating to any material and outstanding Liabilities of the Company and its Subsidiaries under Environmental Law to the extent such reports or documents are in the possession, custody, or reasonable control of the Company.

Section 4.19 No MAE; Absence of Changes. Between March 31, 2018, and the date of this Agreement, (a) there has not been any Company Material Adverse Effect, (b) the Company and its Subsidiaries have, in all material respects, owned, leased and operated their properties and assets in the ordinary course of business consistent with past practice, and (c) neither the Company nor any of its Subsidiaries have taken any action that would have been prohibited by clauses (i), (ii), (iii), (v), (vii), (ix), (x), (xi), (xii), (xiii), (xiv), (xvii), (xviii), (xx), (xxiii) or (xxiv) of Section 6.1(a) of this Agreement were such provision then in effect; provided that, in the case of clauses (xi) and (xiii), references to Contracts or agreements in existence at the date of this Agreement shall be deemed to refer to Contracts or agreements in existence at any time since March 21, 2018.

Section 4.20 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries have any Liabilities required by GAAP to be reflected or reserved against on the Company’s consolidated balance sheets prepared in accordance with GAAP (or the notes thereto), except for Liabilities (a) reflected or accrued on or reserved against in the Company’s consolidated balance sheet as of March 31, 2018 (or the notes thereto) included in the Company’s financial statements in the Company SEC Documents, (b) incurred in the ordinary course of business since March 31, 2018, (c) incurred pursuant to this Agreement, (d) set forth on Section 4.20(d) of the Company Disclosure Letter, or (e) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.21 Information Statement. None of the information regarding the Company or any of its Subsidiaries, or the transactions contemplated by this Agreement or such documents to be provided by the Company or any of its Subsidiaries specifically for inclusion in, or incorporation by reference into the Information Statement, or the documents that are filed with the SEC and/or distributed to Company stockholders (the “Distribution Documents”) will, in the case of the Information Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the mailing of the Information Statement and the Distribution Documents and any amendment or supplement thereto, or at the expiration of the Dissenting Notice Period, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Information Statement will comply with any applicable requirements of the Company’s Memorandum and Articles of Association, the BVI Act, the Exchange Act, the rules and regulations of the New York Stock Exchange and other applicable Law.

Section 4.22 Customers and Suppliers. The Company has made available to Parent a correct and complete list of the names of (a) the ten (10) suppliers in each case with the greatest monetary volume of sales to the Company and the Company’s Subsidiaries (the “Material Suppliers”) and (b) the ten (10) customers or clients with the greatest volume of revenues to the Company and the Company’s Subsidiaries (the “Material Customers”), in each case during the Company’s fiscal year ended March 31, 2018. Since March 31, 2018 through the date of this Agreement, to the Knowledge of the Company, none of the Material Suppliers or Material Customers has provided any written notice that such Material Supplier or Material Customer will permanently stop, fail to renew or materially decrease purchasing or supplying services, materials or products from or to the Company or is otherwise involved in or is threatening a material dispute with the Company or any of its Subsidiaries.

Section 4.23 Affiliate Arrangements. Except (a) as set forth in Section 4.10(a)(xiii) or Section 4.23 of the Company Disclosure Letter and (b) for Contracts relating to (i) employment and labor matters set forth on Section 4.11(a) of the Company Disclosure Letter or (ii) indemnification agreements pursuant to the Company’s Organizational Documents, no material Contract exists between or among the Company or any of its Subsidiaries, on the one hand, and any director, officer, or Affiliate of the Company or their respective Affiliates, on the other hand. No officer or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them. Neither the Company’s nor any of its Subsidiaries’ officers or directors or any member of their immediate family or their Affiliates has any direct or indirect ownership interest in any firm or corporation that competes directly with the Company or any its Subsidiaries or the Company’s or its Subsidiaries’ business as currently conducted or as proposed to be conducted (other than ownership of an interest of no more than five percent (5%) in any publicly traded securities of such firm or corporation). No officer or director of the Company or any of its Subsidiaries, or any of their immediate family or any Affiliate of the Company, on the one hand, has or has had in the past five (5) years a direct or indirect interest in any Contract with the Company or any of its Subsidiaries, or, on the other hand, has derived, received, or was entitled to, any interest, incentive, or other form of benefit in connection with the Company’s or its Subsidiaries’ business, or any of the Contracts and/or commercial arrangements to which the Company or any of its Subsidiaries is a party.

Section 4.24 Anti-Takeover Laws. No “fair price,” “business combination,” “moratorium” or “control share acquisition” statute or other similar statute or regulation (collectively, “Anti-Takeover Laws”) applies or purports to apply to this Agreement, the other Transaction Documents, the Deed of Covenant, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement. The Company has not adopted a shareholder rights plan, nor granted any waivers of, or otherwise amended or terminated, any standstill provision or agreement entered into on or prior to the date of this Agreement that remains in effect or would, but for such waiver, amendment or termination, remain in effect.

Section 4.25 Opinion of Financial Advisor. The Company Board has received the opinion of Credit Suisse to the effect that, as of the date of such opinion and based upon and subject to the matters, assumptions and other factors set forth therein, the Merger Consideration to be received by the holders of Class A Shares, other than holders thereof executing the Shareholder Written Consent in their capacities as shareholders of the Company, in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders (the “Fairness Opinion”). A signed, correct and complete copy of the Fairness Opinion will be made available to Parent and Merger Sub, for informational purposes only, within one (1) Business Day following receipt thereof by the Company; provided that it is agreed and understood that the Fairness Opinion is for the benefit of the Company and may not be relied upon by Parent or Merger Sub.

Section 4.26 Brokers’ Fees. Except for Credit Suisse, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, investment banker’s or other similar fee or commission, for which Parent, Merger Sub or the Company and its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company and its Subsidiaries.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or any certificate delivered on behalf of the Company pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided by or on behalf of the Company or any of its Subsidiaries. Parent and Merger Sub are not relying on any representations and warranties in connection with their decision to enter into or perform their obligations under this Agreement or the other Transaction Documents, or to consummate the Merger or the other transactions contemplated hereby, other than the representations and warranties expressly set forth in this Article IV or any certificate delivered on behalf of the Company pursuant to this Agreement. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or such other Person, including any information made available in the electronic data room for “Project Luna” run by Intralinks, Inc. and maintained by the Company for purposes of the transactions contemplated by this Agreement (collectively, the “Electronic Data Room”), marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or any certificate delivered pursuant to this Agreement. Neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any express or implied representation or warranty with respect to the accuracy of any financial projections or forecasts relating to the Company or any Company Subsidiary or the forward-looking assumptions on which such financial projections and forecasts are based.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding numbered section of the Parent Disclosure Letter (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Article V to which the relevance of such item is reasonably apparent on its face that such disclosure pertains to such other representation and warranty (other than Section 5.1 and Section 5.2 where the disclosure must be exact), Parent and Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 5.1 Organization of Parent and Merger Sub.

(a) Parent has been duly incorporated and is validly existing as a Nevada corporation, and has all requisite corporate power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased and operated and to conduct its business as it is now being conducted. Parent is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Merger Sub has been duly incorporated and is validly existing as a BVI business company under the laws of the British Virgin Islands, and has all requisite corporate power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased and operated and to conduct its business as it is now being conducted. Merger Sub is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect. Merger Sub is a direct or an indirect wholly-owned Subsidiary of Parent.

Section 5.2 Due Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and (subject to the receipt of the Consents described in Section 5.4) to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents, the performance of their respective obligations hereunder and thereunder and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by any of them of this Agreement or the other Transaction Documents, the performance of their respective obligations hereunder or thereunder or the consummation by each of Parent and Merger Sub of the transactions contemplated hereby or thereby. Each of this Agreement and the other Transaction Documents has been or, in the case of the Articles of Merger, will be prior to the Effective Time, duly and validly executed and delivered by it and (assuming that this Agreement and the other applicable documents to which Company is, or will at the Effective Time be, a party constitutes a legal, valid and binding obligation of the Company) constitutes or will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the Remedies Exception. No vote of the shareholders of Parent is required in order for Parent to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.3 No Conflict. Subject to the receipt of the Consents described in Section 5.4, the execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents, the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not, as of the Effective Time, with or without the giving of notice or the lapse of time (or both): (a) violate any provision of, or result in the material breach of, any Law applicable to Parent or Merger Sub or any of their Subsidiaries or by which any of their respective properties and assets are bound; (b) conflict with any provision of the Organizational Documents of Parent or Merger Sub or any of their Subsidiaries; or (c) violate any provision of or result in a breach of, or require a consent under, or terminate or result in the termination, creation, modification or acceleration of any obligation under, or result in the loss, reduction or delay of any benefit or payment obligation under, or give rise to any increased, additional or accelerated rights of any other party under, or create any restriction on the conduct of Parent or Merger Sub or any of their Subsidiaries pursuant to any material Contract, except, in the case of clauses (a) and (c), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.4 Governmental Consents. No Consent of, with or to any Governmental Entity is required to be obtained or made by Parent or Merger Sub or any of their Subsidiaries in connection with the execution or delivery by Parent and Merger Sub of this Agreement or the Transaction Documents, the performance by Parent and Merger Sub of their respective obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby, except for (a) the Relevant Approvals, (b) Consents required pursuant to the BVI Act and (C) Consents required pursuant to any applicable non-U.S. or state securities or blue sky laws, in each case to the extent applicable to the transactions contemplated by this Agreement, including the Merger.

Section 5.5 Litigation. There is no (a) Action, pending or, to the Knowledge of Parent, threatened before or by any Governmental Entity against or affecting Parent, Merger Sub or their respective Affiliates, the outcome of which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, and (b) Order of any Governmental Entity outstanding against Parent, Merger Sub or their respective Affiliates which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Capitalization of Merger Sub. As of the date hereof, the number of shares Merger Sub is authorized to issue is fifty thousand (50,000) ordinary shares of no par value, of which one hundred (100) ordinary shares of no par value are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly-owned subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.7 Financing. Parent and Merger Sub currently has and will have available to them, upon the Effective Time, sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, including payment in full of the Merger Consideration and all fees, costs and expenses payable by or on behalf of Parent or Merger Sub in connection with the Merger and the transactions contemplated hereby.

Section 5.8 Information Statement. None of the information with respect to Parent or its Subsidiaries supplied by or on behalf of Parent to be included in the Information Statement will, at the time of the mailing of the Information Statement or any amendments or supplements thereto, or at the expiration of the Dissenting Notice Period, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.9 Finders or Brokers. Other than any investment banker whose fees and expenses will be paid solely by Parent, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, investment banker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or Merger Sub.

Section 5.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V or any certificate delivered on behalf of Parent or Merger Sub pursuant to this Agreement, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided by or on behalf of Parent or Merger Sub. The Company is not relying on any representations and warranties in connection with its decision to enter into or perform its obligations under this Agreement or the other Transaction Documents, or to consummate the Merger or the other transactions contemplated hereby, other than the representations and warranties expressly contained in this Article V or any certificate delivered on behalf of Parent or Merger Sub pursuant to this Agreement.

Article VI
COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), and except (A) as may be required by applicable Law, (B) as may be agreed in writing by Parent (such agreement not to be unreasonably withheld, conditioned or delayed), (C) as may be expressly contemplated by this Agreement or (D) as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall (and shall cause each of its Subsidiaries to) conduct the business of the Company and its Subsidiaries in all material respects only in the ordinary course of business and consistent with past practice and in material compliance with all applicable Laws; and the Company shall (and shall cause each of its Subsidiaries to) use its commercially reasonable efforts to preserve substantially intact the Company’s and each of its Subsidiaries’ business organizations and goodwill, to keep available the services of those of the Company’s and any of its Subsidiaries’ present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and to preserve their present relationships significant customers, clients, distributors, creditors, lessors, licensees, licensors, suppliers and vendors and with other Persons with whom they have significant business relations. In furtherance and not in limitation of each of the foregoing, the Company shall not (and shall cause each of its Subsidiaries not to), between the date hereof and the Effective Time or, if earlier, the Termination Date, except (A) as may be required by applicable Law, (B) as may be agreed in writing by Parent (such agreement not to be unreasonably withheld, conditioned or delayed), (C) as may be expressly contemplated by this Agreement or (D) as set forth in Section 6.1 of the Company Disclosure Letter:

(i) adopt or propose any amendment or change to its Organizational Documents (including the Memorandum and Articles of Association);

(ii) (A) authorize, pay, make, declare or set aside any dividends on or distribution with respect to its shares or equity capital (whether in cash, assets, shares or other securities of the Company or any of its Subsidiaries or a combination thereof), other than dividends in the ordinary course of business and consistent with past practice by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (B) purchase, redeem, repurchase or otherwise acquire any Company Shares or other securities of the Company or its Subsidiaries or any rights, warrants or options to acquire any such shares or securities, other than in connection with the exercise of Stock Appreciation Rights or the vesting or settlement of Performance Share Awards, PSU Awards or RSU Awards pursuant to their terms as in effect on the date hereof (including in connection with any required withholding Taxes related to such exercise or vesting);

(iii) adjust, subdivide, split, combine or reclassify any Company Shares or any other equity interests of the Company or its Subsidiaries, or adopt any shareholders rights plan or similar restriction on equity ownership;

(iv) issue, grant, sell, pledge, transfer, dispose of or encumber, or authorize the issuance, grant, sale, pledge, transfer, disposition or encumbrance of, any Company Shares or shares or other ownership interest or voting security in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares, capital stock, ownership interest or voting securities, or any rights, warrants or options to acquire any such shares, capital stock, ownership interests or voting securities of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for such securities, other than (A) issuances of Company Shares in respect of any exercise of Stock Appreciation Rights or the vesting or settlement of Performance Share Awards, PSU Awards or RSU Awards pursuant to their terms as in effect on the date hereof or (B) the creation of transfer restrictions of general applicability on any securities of the Company imposed by applicable Law, or enter into any amendment of any term of any of its outstanding securities;

(v) except as required pursuant to Section 6.5(d), written agreements or Company Benefit Plans, in each case in effect as of the date hereof, or as otherwise required by applicable Law, (A) increase the compensation or other benefits payable or to become payable to (x) its directors, the Company’s Chief Executive Officer or the CEO Direct Reports (as defined below), (y) its other executive officers (other than the Company’s Chief Executive Officer and the CEO Direct Reports), except in the ordinary course of business and consistent with past practice and in an aggregate amount that, together with any bonus or retention amount to such executive officers pursuant to clause (F) of this Section 6.1(a)(v), does not exceed in the aggregate the amount set forth on Section 6.1(a)(v) of the Company Disclosure Letter, or (z) other employees of the Company (excluding executive officers), except in the ordinary course of business and consistent with past practice, (B) grant any severance or termination pay to, or enter into any severance or termination agreement with any director, executive officer or, except in the ordinary course of business and consistent with past practice and in aggregate amount that is not material to the Company and its Subsidiaries (taken as a whole), other employee of the Company or any of its Subsidiaries, (C) enter into or amend any employment agreement with any executive officer or, except in the ordinary course of business and consistent with past practice and in aggregate amount that is not material to the Company and its Subsidiaries taken as a whole, other employee of the Company or any of its Subsidiaries, (D) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan, or take any action to amend or waive any performance or vesting criteria under any Company Benefit Plan, (E) grant any equity or equity-based compensation, whether pursuant to the Company Stock Plan or otherwise, (F) pay any bonus or retention amount (other than payments in the ordinary course pursuant to plans in effect as of the date of this Agreement) or establish, adopt, enter into or amend any bonus or retention plan or arrangement covering employees of the Company or any of its Subsidiaries, except for bonus or retention amounts to its executive officers (other than the Company’s Chief Executive Officer and the CEO Direct Reports) that in the aggregate, together with increases in compensation or other benefits payable to such executive officers pursuant to clause (A)(y) of this Section 6.1(a)(v), do not exceed in the aggregate the amount set forth on Section 6.1(a)(v) of the Company Disclosure Letter, (G) fund any trust with respect to the payment of compensation or benefits (other than benefits under tax-qualified retirement plans) or establish, adopt, enter into, materially amend or terminate any Company Benefit Plan or (H) hire, fire, promote or transfer employees or executive officers other than in the ordinary course of business consistent with past practice; provided that, solely for purposes of this Section 6.1(a)(v), references to “executive officers” shall be deemed to refer to (x) the Company’s Chief Executive Officer, each individual who reports directly to the Company’s Chief Executive Officer (each, a “CEO Direct Report”) and each individual who reports directly to any such CEO Direct Report and (y) any other employee of the Company or any of its Subsidiaries whose aggregate compensation commitment (salary, bonus opportunity and the fair value of any equity award(s)) exceeds $1,000,000;

(vi) enter into, amend or terminate any collective bargaining Contract or other Contract with a labor union, works council or similar organization;

(vii) enter into or make any loans to any of its officers, directors, employees, agents or consultants (other than expense advances, routine travel advances and loans (including relocation loans) in non-material amounts in the ordinary course of business consistent with past practice to employees of the Company or its Subsidiaries (other than officers and directors of the Company)) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan;

(viii) cancel, defease, forgive or waive, or allow any repayment or prepayment of, any obligations for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments (including any loans to any of its officers, directors, employees, agents or consultants), other than as required pursuant to the terms thereof;

(ix) change any financial accounting policies or procedures or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP or applicable Law;

(x) except in respect of the Merger, (A) merge, consolidate, combine or amalgamate with any Person other than, with respect to a wholly-owned Subsidiary of the Company, another wholly-owned Subsidiary of the Company (as long as such merger or consolidation does not result in any material increase in Tax liabilities for the Company or for any of its Subsidiaries (whether with respect to periods before the Closing or periods after the Closing)) or propose or enter into any scheme or plan of arrangement or analogous transaction, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any Person or other business organization or division thereof or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any wholly-owned Subsidiary of the Company) other than ordinary course accounts payable to the Company or its Subsidiaries;

(xi) (A) incur, assume, guarantee, prepay, refinance or otherwise become liable for any Indebtedness (directly, contingently or otherwise), (B) enter into any lease obligation, (C) issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, (D) assume, guarantee, endorse or otherwise become liable for any indebtedness of any Person, (E) enter into any arrangement having the economic effect of any of the foregoing, except in each case for (1) Indebtedness for borrowed money incurred under the Company’s existing credit facilities, working capital facilities, or other existing similar lines of credit, or other Indebtedness, in each case, as of the date hereof, (2) the replacement or refinancing of any of the facilities referred to in the foregoing clause (1), (3) the incurrence of Indebtedness for borrowed money and the entry into lease obligations not to exceed $1,000,000 in aggregate or (4) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(xii) repay, redeem, repurchase, prepay, defease, cancel, any Indebtedness for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments other than (A) as required pursuant to the terms thereof as in effect on the date hereof or (B) in an amount not in excess of $1,000,000 in the aggregate, except for Indebtedness for borrowed money incurred under the Company’s existing (as of the date hereof) revolving credit facilities or working capital facilities or other existing similar lines of credit;

(xiii) sell, lease, sublease, license, sublicense, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise surrender, relinquish or dispose of any portion of its properties or assets (other than Intellectual Property), including the shares or capital stock of any Subsidiary, other than (A) assets with a value of not more than $2,000,000 individually or $20,000,000 in the aggregate, in each case in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of this Agreement that have been made available to Parent prior to the date of this Agreement, or (C) sales, leases, subleases, licenses, sublicenses, or other transfers between the Company and its wholly-owned Subsidiaries or between those Subsidiaries (as long as such sale, lease, sublease, license, sublicense or transfer does not result in any material increase in Tax liabilities for the Company or for any of its Subsidiaries (whether with respect to periods before the Closing or periods after the Closing));

(xiv) make any acquisition (including by merger) of (A) the equity interests or a material portion of the assets of any other Person or (B) any other properties or assets of any other Person (other than the Company or any of the wholly-owned Subsidiaries of the Company), except for (1) acquisitions of supplies, materials or other inventory in the ordinary course of business, or (2) capital expenditures made in accordance with Section 6.1(a)(xxii);

(xv) other than in the ordinary course of business consistent with past practice, modify, amend, renew, extend, waive or release (or otherwise forego any material right or claim under) on terms adverse to the Company or any of its Subsidiaries, cancel or terminate, in whole or in part, any Company Material Contract or any rights or obligations under any Company Material Contract;

(xvi) other than in the ordinary course of business consistent with past practice, enter into any Contract that would constitute a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xvii) dispose of, license, sublicense, transfer, grant, or obtain, or permit to lapse any rights to any material Intellectual Property, or renew (or amend) any existing material Intellectual Property or information technology system Contract of the Company or its Subsidiaries on (or to) materially different terms relative to existing terms, in each case, other than (A) the licensing of any such Intellectual Property or information technology system Contract in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of this Agreement that have been disclosed to Parent prior to the date of this Agreement, or (C) dispositions, licenses, or grants between the Company and its wholly-owned Subsidiaries or between those Subsidiaries (as long as such disposition, license, sublicense or grant does not result in any material increase in Tax liabilities for the Company or for any of its Subsidiaries (whether with respect to periods before the Closing or periods after the Closing));

(xviii) adopt or implement a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xix) enter into or modify, amend, renew, extend, waive or release (or otherwise forego any material right or claim under) (A) any Contract between (x) the Company or any of the Company’s Subsidiaries, on the one hand, and (y) any Affiliate of the Company (other than the Company’s wholly-owned Subsidiaries), on the other hand, or (B) any SSI Contract;

(xx) pay, discharge, compromise, settle, waive, release or satisfy any material Action pending, threatened against or affecting the Company or any of the Company’s Subsidiaries or any of their respective properties or assets at law or in equity, other than in the ordinary course of business consistent with past practice, but not in any individual case, in excess of $5,000,000 net of any insurance proceeds or that involves equitable remedies (including any that would materially prohibit or restrict the Company and its Subsidiaries, taken as a whole, from operating as they currently operate or that would reasonably be expected to materially impair the operations of the Company and its Subsidiaries, taken as a whole, after the Effective Time);

(xxi) enter into or materially modify any currency exchange, commodities or other hedging transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business and consistent with past practice;

(xxii) make or authorize any capital expenditures, capital additions or capital improvements except for those amounts in the ordinary course of business consistent with past practice; provided, that such expenditures will not exceed $1,000,000 individually or $15,000,000 in the aggregate;

(xxiii) (A) make or change any material election in respect of Taxes (except as required by applicable Law) or adopt or change any method of Tax accounting, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) amend any material Tax Return (except as required by applicable Law), (D) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material amount of Taxes, (E) surrender or forfeit any right to claim a material Tax refund, (F) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment or (G) make any material voluntary Tax disclosure or amnesty or similar filing;

(xxiv) terminate or cancel, or permit to expire, terminate or lapse, any material insurance policy maintained by the Company or any of its Subsidiaries without using commercially reasonable efforts to replace such insurance policy with substantially comparable coverage or amend or fail to maintain any such insurance policy (and the Company shall in any event inform Parent in writing promptly upon becoming aware of any material differences between any new director and officer insurance policy of the Company or any of its Subsidiaries and a predecessor policy); or

(xxv) commit or agree, in writing or otherwise, to take any of the foregoing actions.

(b) Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement (i) will give Parent or Merger Sub, directly or indirectly, rights to control or direct the business or operations of the Company or any of its Subsidiaries prior to the Closing or (ii) shall operate to prevent or restrict any act or omission by the Company or any of its Subsidiaries the taking of which is required by applicable Law. Prior to the Closing, the Company and its Subsidiaries will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 6.2 Investigation. As Parent or its Representatives may from time to time reasonably request in writing in advance, (i) the Company shall and shall cause each of its Subsidiaries to afford to Parent and to its Representatives reasonable access during normal business hours and upon reasonable notice, throughout the period prior to the Effective Time or, if earlier, the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records (including Tax Returns, Tax workpapers and other related documentation) and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws; (ii) the Company shall, and shall cause each of its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, furnish promptly to Parent such additional financial and operating data and other information as to the Company’s and its Subsidiaries’ respective businesses and properties; and (iii) the Company shall, and shall cause each of its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries, to reasonably cooperate with Parent in its investigation of the business of the Company and its Subsidiaries, except that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or its Representatives that in the reasonable judgment of the Company would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a loss of attorney-client privilege to the Company or any of its Subsidiaries, or would constitute a violation of applicable Laws; provided that the Company shall cooperate with Parent to provide Parent or its Representatives with the maximum amount of information that can be disclosed without having such effects. Parent hereby agrees that it shall treat any such information in accordance with the Confidentiality Agreement (the “Confidentiality Agreement”), dated as of October 26, 2018, between the Company and Parent. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures. Nothing in this Section 6.2 shall permit Parent or its Representatives to conduct any environmental testing or sampling on any properties owned, leased or used by the Company or any of its Subsidiaries, including facility surface and subsurface soils and water, air or building materials.

Section 6.3 No Solicitation. The Company shall, and shall cause each of its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease any existing negotiations or discussions, if any, with any Person that may be ongoing with respect to a Company Alternative Proposal. The Company shall, and shall instruct its Representatives to, instruct each Person who has entered into a confidentiality agreement or similar Contract in connection with such Person’s consideration of a potential acquisition of the Company or a Company Alternative Proposal to promptly return to the Company or destroy any non-public information previously furnished to such Person or to such Person’s Representatives by or on behalf of the Company or any of its Subsidiaries in accordance with such Contract, and to immediately terminate the access of each such Person and its Affiliates and Representatives to any electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. The Company shall not and shall cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) solicit, initiate, propose or knowingly encourage (including by way of furnishing information or assistance), furnish any nonpublic information (or afford access to any of the properties, assets, books or records of the Company or any of its Subsidiaries), grant any waiver or release under any standstill, or take any other action to knowingly facilitate any inquiries with respect to a Company Alternative Proposal or the making of any proposal or offer that constitutes, or is reasonably likely to or is intended to lead to, any Company Alternative Proposal, (ii) enter into or maintain or continue discussions (except to notify any Person as to the existence of the provisions of this Section 6.3) or negotiate with any Person in furtherance of, or in connection with any matter that would be reasonably likely to lead to, any Company Alternative Proposal, or agree to endorse, recommend or approve any Company Alternative Proposal, (iii) withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to Parent, the Company Board Recommendation, (iv) agree to, accept, endorse, approve or recommend (or publicly propose or announce any intention or desire to agree to, accept, endorse, approve or recommend) any Company Alternative Proposal, (v) enter into any letter of intent or similar document or any agreement or commitment (binding or non-binding) providing for any Company Alternative Proposal, (vi) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, including the Merger, or to breach its obligations under this Agreement or (vii) agree to do any of the foregoing. Notwithstanding anything to the contrary contained herein, the Company or the Company Board shall be permitted to make any disclosure that is reasonably required by applicable Law and that is in accordance with Section 6.7.

Section 6.4 Filings, Other Actions.

(a) Covenants With Respect to Information Statement. As promptly as practicable following the date of this Agreement, and, in any event, within ten (10) days following the date hereof, the Company shall prepare the Information Statement and mail the Information Statement to all of the holders of Company Shares and, concurrently therewith, file the Information Statement on Form 6-K with the SEC, in each case in accordance with any applicable requirements of the Memorandum and Articles of Association, the BVI Act, the Exchange Act, the rules and regulations of the New York Stock Exchange and other applicable Law. Each Party shall furnish all information concerning itself and its Subsidiaries as the Company may reasonably request, and/or as required by the rules and regulations promulgated by the BVI Act or any other applicable Law, in each case in connection with the preparation and distribution of the Information Statement. The Company will provide Parent and its Representatives with a reasonable opportunity to review and comment on the Information Statement prior to its mailing to holders of Company Shares, and shall give due regard to any comments made by such Persons. If at any time prior to the expiration of the Dissenting Notice Period any event or circumstances are discovered by the Company or Parent that should be set forth in an amendment or a supplement to the Information Statement in order to ensure that the information contained therein does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, shall promptly inform Parent or the Company, respectively, and to the extent required by Law, the Company shall, within five (5) days of any such discovery, promptly prepare such amendment or supplement, provide Parent and its Representatives with a reasonable opportunity to review and comment on such amendment or supplement (and give due regard to any comments made by such Persons), mail such supplement or amendment to all of the holders of Company Shares and file such amendment or supplement on Form 6-K with the SEC.

(b) Cooperation. The Company and Parent shall cooperate with each other in the preparation and finalization of the Information Statement. The Company shall take all action necessary to comply with Section 179 of the BVI Act in relation to any shareholder who has notified the Company of an intention to exercise a right of dissent, or has exercised a right of dissent, including sending any notices required by Section 179 of the BVI Act; provided that Parent’s prior written approval shall be required in respect of any further notice to, or other communication with, any such shareholder, including any determination or offer of “fair value” and any settlement proposal or discussions.

Section 6.5 Employee Matters.

(a) Each individual who is employed by the Company and its Subsidiaries immediately prior to the Effective Time is referred to herein as an “Affected Employee”. For a period of six (6) months following the Effective Time, Parent shall provide, or shall cause to be provided, each Affected Employee of the Company and its Subsidiaries with (i) a salary or wage level and annual cash bonus opportunity that are substantially comparable in the aggregate to the salary or wage level and annual cash bonus opportunity that they were entitled to receive immediately prior to the Effective Time, (ii) employee benefits (excluding long-term cash incentives and equity compensation benefits) that are substantially comparable in the aggregate to the employee benefits (excluding cash incentive and equity compensation benefits) that they were entitled to receive immediately prior to the Effective Time, and (iii) severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries immediately prior to the Effective Time. Nothing contained in this Section 6.5(a) shall be construed to limit the ability of the Surviving Corporation and its Subsidiaries to terminate the employment of any Affected Employee at any time. For the avoidance of doubt, cash bonus opportunities with respect to the Company’s 2020 fiscal year will not be pro-rated as a result of the Closing occurring after March 31, 2019.

(b) Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to give Affected Employees full credit for prior service with the Company and its Subsidiaries for purposes of eligibility and vesting (but not accrual of benefits under any defined benefit pension plan) under any employee benefit plan maintained by Parent or its Subsidiaries in which such Affected Employee participates except where such crediting would result in a duplication of benefits.

(c) To the extent an Affected Employee participates in a benefit plan of Parent or any of its Subsidiaries after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive any pre-existing condition exclusions or limitations and actively-at-work requirements/eligibility waiting periods and provide that any expenses incurred on or before the Effective Time during a plan year in progress as of the Effective Time by the Affected Employee or the Affected Employee’s covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and annual out-of-pocket limits for medical or other expenses under the applicable Parent or Subsidiary benefit plan.

(d) Section 6.5(d) of the Company Disclosure Letter sets forth each Affected Employee’s target KPI Bonus relating to the Company’s 2019 fiscal year, and with respect to each such KPI Bonus, the applicable performance goals. KPI Bonuses relating to the Company’s 2019 fiscal year shall be paid in cash on or about May 15, 2019 in accordance with the terms and conditions applicable to such KPI Bonus in effect as of the date hereof (including based upon the actual achievement of applicable performance goals) and in accordance with Section 6.5(d) of the Company Disclosure Letter. The Company shall take all actions necessary, prior to the Closing, to effectuate this Section 6.5(d).

(e) Following the Effective Time, with respect to each Promised RSU Award, the holder shall be granted a Parent RSU Award to acquire Parent Common Stock in accordance with this Section 6.5(e). Each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the applicable Promised RSU Award prior to the Effective Time (but taking into account any changes thereto by reason of this Agreement or the Merger), including the vesting terms and conditions set forth on Section 6.5(e)(i) of the Company Disclosure Letter. Each such Parent RSU Award shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of Company Shares underlying such Promised RSU Award multiplied by (ii) the Exchange Ratio. Following the Closing, Parent agrees to (i) honor the terms of the RSU Letter Agreements with respect to granting the Promised RSU Awards in accordance with this Section 6.5(e), (ii) acknowledge the expectation that the employees subject to the letters of intent set forth on Section 6.5(e)(ii) of the Company Disclosure Letter will be granted an equity grant (or equivalent cash bonuses) in accordance with the terms and conditions of such letter agreements, and (iii) pay bonuses, in cash, under the terms and conditions of the Smashing Ideas Key Management Incentive Plan, the Objective Key Management Incentive Plan and the Objective Key Employee Bonus Share Incentive Plan of the Company, to the individuals, and in the amounts, set forth on Section 6.5(e)(iii) of the Company Disclosure Letter. Notwithstanding the foregoing, Parent’s obligations hereunder shall be subject to and conditioned upon the achievement or attainment of any applicable continued employment requirement and/or performance goal, and Parent shall not be obligated to grant or pay any equity award or bonus if any such requirements and/or goals are not satisfied. The Company shall take all actions necessary, prior to the Closing, to ensure that the bonuses set forth on Section 6.5(e)(iii) of the Company Disclosure Letter shall be payable in cash and that any equity award references in the letter agreements under Section 6.5(e)(ii) of the Company Disclosure Schedule shall be payable in cash and/or shares of Parent Common Stock.

(f) Nothing contained in this Section 6.5, or otherwise in this Agreement, whether express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, or to require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any benefit plan, program, agreement or arrangement or prevent or interfere with the rights of Parent, the Surviving Corporation or any of their respective Subsidiaries with respect to the amendment, modification or termination thereof after the Effective Time; (ii) is intended to confer upon any Person (including any current or former employee, director or consultant of the Company or any of its Subsidiaries, or any beneficiary or dependent thereof) any rights as a third-party beneficiary of this Agreement; or (iii) shall create a right to continued employment as a result hereof.

Section 6.6 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 6.6(b)), each of the Parties shall use, and shall cause each of their respective Subsidiaries to use, its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective as soon as reasonably practicable (and in any event no later than the End Date) the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, Consents, Orders, clearances and approvals, including the Relevant Approvals, from Governmental Entities and the making of all necessary registrations, and filings and the taking of all steps as may be necessary to obtain a Consent or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) subject to Section 6.10, the obtaining of all necessary Consents from third parties (other than Governmental Entities and provided that obtaining any such third-party Consents shall not be a condition to Parent’s or Merger Sub’s obligations to effect the Merger and the other transactions contemplated hereby), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions of this Agreement and in furtherance and not in limitation of Section 6.6(a), each of the Company, Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, if applicable, (i) make their respective filings, or draft filings in case of a filing under the EUMR, and thereafter make any other required submissions (x) under the HSR Act and the EUMR as promptly as practicable, and in any event within ten (10) days after the date hereof, and otherwise in accordance with any relevant filing requirements, and (y) in the applicable jurisdictions with respect to any other Relevant Approvals as promptly as practicable, and in any event within twenty (20) Business Days after the date hereof, and otherwise in accordance with any relevant filing requirements, (ii) cooperate with each other in good faith, including by supplying the other with information that may be required (subject to Section 6.6(c)), in (x) determining whether any additional filings are required to be made with, or Consents, permits, authorizations, clearances or approvals are required to be obtained from, any third parties or other Governmental Entities (including any non-U.S. jurisdiction in which the Company’s Subsidiaries are operating any business) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such Consents, permits, authorizations or approvals and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Governmental Entity may assert under Regulatory Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). Notwithstanding anything to the contrary set forth in this Agreement, no party hereto shall be required (A) to propose, negotiate, commit to or effect the sale, divestiture or disposition of any assets or businesses of Parent or the Company (or any of their respective Subsidiaries) or hold separate any assets or businesses of Parent or the Company (or any of their respective Subsidiaries), except such assets or businesses as would not, individually or in the aggregate, reasonably be expected to be material relative to the Company and its Subsidiaries, taken as a whole, or (B) to otherwise take or commit to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, except such actions as would not, individually or in the aggregate, reasonably be expected to limit Parent’s or any its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or ability to retain, one or more of Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case, in a manner that would be material relative to the Company and its Subsidiaries, taken as a whole, in the case of each of clauses (A) and (B), in connection with obtaining any authorizations, Consents, clearances or approvals required to be obtained from Governmental Entities with respect to the transactions contemplated by this Agreement or in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other Order in any suit or proceeding, which would otherwise have the effect of restraining, preventing or materially delaying the Closing; provided that (1) the Company will not take any of the foregoing actions set forth in clauses (A) or (B) without prior written consent of Parent (in its sole discretion), (2) the Company (or its Subsidiaries) shall agree to take any of the foregoing actions set forth in clauses (A) or (B) at the written request of Parent, provided that the effectiveness of any such action is contingent in all respects upon the occurrence of the Effective Time and (3) none of Parent or its Subsidiaries shall be required to take any of the foregoing actions that may be required to be taken pursuant to clauses (A) or (B) unless the effectiveness of such action is contingent in all respects upon the occurrence of the Effective Time.

(c) Parent and the Company shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications and any other material actions pursuant to this Section 6.6, including, subject to applicable Law and the instructions of any Governmental Entity, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed substantive written communication to any Governmental Entity and by providing counsel for the other Party with copies of all filings and submissions made by such Party and all substantive correspondence between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party’s advisors to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege concerns. Parent and the Company shall (i) furnish to the other Party such information and assistance as such Party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Entities; (ii) promptly inform the other Party of any substantive communications with, and inquiries or requests for information from, such Governmental Entities in connection with the transactions contemplated by the Agreement and (iii) consult with the other Party in advance of any meeting or conference, whether in-Person or by telephone, with any such Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the Parties, control and lead all communications and strategy relating to any Governmental Entity, subject to good faith consultations with the Company.

(d) Subject to the other terms of this Agreement, the Company shall and shall cause its Subsidiaries to cooperate with Parent by providing any notices or communications to employees or Governmental Entities which Parent determines are reasonably necessary in light of its transition and integration plans.

Section 6.7 Publicity. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties. Thereafter, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent at all reasonably practicable, consult with the other Parties before making, and give such other Parties a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that the foregoing shall not apply to any press release or public statement so long as the statements contained therein concerning this Agreement, the Merger and the other transactions contemplated by this Agreement are substantially similar to previous releases or statements made by the applicable Party with respect to which such Party has complied with the provisions of this sentence and would not otherwise require the other Party to make additional public disclosure. The requirements of this Section 6.7 shall not apply to any disclosure by a Party in connection with any dispute between the Parties regarding this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 6.8 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the extent, if any, now existing in favor of any person who is at the date of this Agreement, was, or becomes at any time prior to the Effective Time a director, officer or employee of the Company or any of its Subsidiaries in their capacities as such, or a director, officer or employee of another entity, but only to the extent that such individual is or was serving in such capacity at the request of the Company or any of its Subsidiaries, as provided in its Memorandum and Articles of Association, the Organizational Documents of any applicable Subsidiary of the Company or in any written agreement with the Company or any of its Subsidiaries, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from and after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain in effect provisions in the Memorandum and Articles of Association and the Organizational Documents of the Subsidiaries of the Company regarding indemnification, exculpation and advancement of expenses of directors, officers and employees no less advantageous to the intended beneficiaries thereof than those contained in the Memorandum and Articles of Association of the Company or such other Organizational Documents, as applicable, as of the date hereof.

(b) Without limiting the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent the Company would be permitted as of the date of this Agreement by the BVI Act, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless each person who is at the date of this Agreement, was, or becomes at any time prior to the Effective Time a director or officer of the Company in their capacities as such (each such Person hereunder, an “Indemnified Party”) from and against any reasonable and documented costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any of the transactions contemplated by this Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 6.8(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, to the fullest extent the Company would be permitted as of the date of this Agreement by the BVI Act, Parent and the Surviving Corporation shall jointly and severally advance, prior to the final disposition of any claim, proceeding, investigation or inquiry that may be subject to indemnification under this Section 6.8(b) and for which indemnification is sought by a Person entitled thereto under this Section 6.8(b), promptly following request by an Indemnified Party therefor, all reasonable and documented costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, nonappealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification; provided, that Parent and the Surviving Corporation shall not be required to advance expenses in the circumstances set forth on Section 6.8(b) of the Company Disclosure Letter. Notwithstanding anything to the contrary set forth in this Section 6.8(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry that may be subject to indemnification under this Section 6.8(b) and for which indemnification is sought by an Indemnified Party under this Section 6.8(b) unless (1) the applicable Indemnified Party has approved such settlement, compromise or consent (such approval not to be unreasonably withheld, conditioned or delayed) or (2) such settlement, compromise, consent or termination involves solely the payment of monetary damages, includes an unconditional release of such Indemnified Party from all liability arising out of such claim, proceeding, investigation or inquiry and does not include any admissions of fault or wrongdoing by such Indemnified Party. Parent and the Surviving Corporation shall not be obligated to reimburse the amount of any settlement unless it has agreed to such settlement. If any Indemnified Party shall unreasonably fail to enter into a settlement of any claim, proceeding, investigation or inquiry that may be subject to indemnification under this Section 6.8(b), offered or assented to by the opposing party or parties and which is acceptable to Parent and the Surviving Corporation, then, notwithstanding any other provision of this Section 6.8(b), the indemnification obligation of Parent and the Surviving Corporation in connection with such claim, proceeding, investigation or inquiry shall be limited to the total of the amount at which settlement could have been made and the expenses incurred by such Indemnified Party prior to the time the settlement could reasonably have been effected.

(c) The Company shall promptly appoint as its insurance broker of record an insurance broker nationally recognized in the United States and designated by Parent. Prior to the Effective Time, Parent and the Company shall cooperate with such broker of record to obtain, on behalf of the Company, (i) one or more binding quotes for a policy or policies of directors’ and officers’ liability insurance for the Company that either (A) contain an aggregate policy limit that is not less than $30,000,000 and are otherwise in scope no less favorable than that of the current directors’ and officers’ liability insurance maintained by the Company or (B) would increase the policy limit of the current directors’ and officers’ liability insurance policy maintained by the Company by at least $10,0000,000, and (ii) one or more binding quotes for “tail” coverage with respect to directors’ and officers’ liability insurance (which may be “tail” coverage with respect to, or as part of, such policies of directors’ and officers’ liability insurance referred to in clause (i) above) that (A) has an aggregate policy limit that is not less than $30,000,000 and is otherwise in scope no less favorable than the current directors’ and officers’ liability insurance maintained by the Company and (B) covers a six (6)-year extended reporting period; and, following receipt of such binding quote or quotes for a policy or policies of (x) directors’ and officers’ liability insurance, the Company may bind and purchase any such directors’ and officers’ liability insurance policy or policies pursuant to a quote or quotes that are reasonably acceptable to Parent and complies with clause (i) above), and (y) “tail” coverage with respect to directors’ and officers’ liability insurance, the Company shall, effective as of the Effective Time, purchase a policy or policies with respect to such “tail” coverage that is designated by Parent and complies with clause (ii) above. If Parent and the Company do not receive any such binding quotes with respect to either any such directors’ and officers’ liability insurance policy, on the one hand, or any such “tail” coverage with respect to directors’ and officers’ liability insurance, on the other hand, in each case that comply with the requirements set forth in the immediately foregoing sentence, within thirty (30) Business Days after the date on which the Company has designated as its insurance broker of record the nationally-recognized insurance broker designated by Parent, then the Company may, as applicable (1) prior to the Effective Time, increase the policy limit of the current policy of directors’ and officers’ insurance maintained by the Company by at least $10,000,000 using its own broker of record, provided that, in the case of this clause (1), the increase in the aggregate annual premium paid with respect to such policy of directors’ and officers’ insurance per $10,000,000 of such increase in the policy limit shall not exceed eighty percent (80%) of the average annual premium paid per $10,000,000 of the existing policy limit for the policy of directors’ and officers’ insurance maintained by the Company, and/or (2) effective as of the Effective Time, purchase “tail” coverage with respect to a policy of directors’ and officers’ liability insurance, in each case, on the terms described in clauses (i) and (ii) above, respectively; provided, that in no event shall Parent or the Surviving Corporation be required to pay, with respect to the entire six (6)-year period following the Effective Time, premiums for “tail” coverage with respect to directors’ and officers’ liability insurance under this sentence which in the aggregate exceed 350% of the annual premium payable by the Company for such insurance in effect immediately prior to the date of this Agreement, nor shall the Company purchase any such “tail” coverage without Parent’s prior consent. To the extent the Company purchases such “tail” coverage with respect to directors’ and officers’ liability insurance at or prior to the Effective Time in accordance with this Section 6.8(c), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” coverage in full force and effect and honor its obligations thereunder for the duration of such policy. To the extent that the Company is unable to obtain such “tail” coverage with respect to directors’ and officers’ liability insurance on the terms set forth in this Section 6.8(c) effective as of the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company as modified prior to the Effective Time in accordance with this Section 6.8(c) and/or provide substitute policies or purchase “tail” coverage with respect to directors’ and officers’ liability insurance, in either case, of at least such same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insureds with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2018 (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the directors’ and officers’ liability insurance required by this Section 6.8(c) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. The Company shall cooperate with Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part to permit the Company to obtain, on behalf of the Surviving Corporation, the “tail” coverage described in the first sentence of this Section 6.8(c) and Parent to obtain, on behalf of the Surviving Corporation, any extended, new or replacement directors’ and officers’, employee practices, errors and omissions, fiduciary liability insurance policies and/or any other insurance policies and/or additional “tail” coverage, in each case with effect from the Effective Time.

(d) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 6.8 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association of the Company, any agreements between such Persons and the Company or any applicable Laws.

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person, or (B) transfers all or substantially all of their properties or assets to any Person, then and in each case, proper provision shall be made so the applicable successors and assigns or transferees assume the obligations set forth in this Section 6.8.

(f) The provisions of this Section 6.8 are intended, to the extent applicable, to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.

Section 6.9 Merger Sub. Parent will (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any Indebtedness (other than as may be needed to finance the transactions contemplated hereby).

Section 6.10 Third Party Consents. At the request of Parent, the Company and its Subsidiaries shall use commercially reasonable efforts to obtain all authorizations, consents, approvals and waivers of, give all notices to each third party that may be necessary for the performance of the Company’s obligations under this Agreement and the consummation of the transactions contemplated hereby; provided that the Company and its Subsidiaries shall, at the request of Parent, amend or agree to amend, or waive any material right or material economic benefit under, any Company Material Contract in connection with obtaining such consents, approvals and waivers; provided, further, that the Company and its Subsidiaries shall not be required to agree to any such amendment or waiver that would be effective prior to the Effective Time. The Parties agree that no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached, and no condition to Parent’s or Merger Sub’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (i) the failure to obtain any such third party consent or (ii) any action taken by the Company and its Subsidiaries at the request of Parent pursuant to this Section 6.10.

Section 6.11 Notification.

(a) Each of the Company and Parent shall promptly notify the other Party, upon obtaining knowledge thereof, of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other Party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (ii) the failure of the Company, Merger Sub or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of the other Party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (iii) the receipt of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger, and (iv) its learning of any Actions commenced against, or affecting, such Party that, if they were pending on the date of this Agreement, would have been required to be disclosed pursuant to this Agreement or that relate to the consummation of the transactions contemplated by this Agreement, including the Merger; provided, however, that any failure to provide notice pursuant to this Section 6.11(a) shall not be deemed to be a breach of this Agreement for purposes of Section 7.2(b) or Section 7.3(b).

(b) The delivery of any notice pursuant to Section 6.11(a) shall not limit or otherwise affect the remedies available hereunder to any of the Parties receiving such notice. No investigation by any Party or its Representatives shall affect the representations, warranties, covenants or agreements of the other Parties set forth herein.

Section 6.12 Tax Matters. During the period from the date of this Agreement to the Closing Date, the Company and its Subsidiaries shall prepare and timely file all income and other material Tax Returns that are due on or before the Closing Date and such Tax Returns shall be prepared in accordance with past practice; pay all material Taxes due and payable in respect of such Tax Returns; accrue a reserve in the books and financial statements of any such entity at such times and in such amounts as are in accordance with past practice for all material Taxes payable by such entity for which no Tax Return is due prior to the Closing Date; and promptly notify Parent of any Action with respect to material Tax matters that is or becomes pending against or with respect to the Company or any of its Subsidiaries. The Parties agree and acknowledge that Parent shall be permitted to make an election under Section 338(g) of the Code with respect to the Company or any of its Subsidiaries.

Section 6.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and the Company shall uses its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The New York Stock Exchange to enable the delisting of the Company Shares from The New York Stock Exchange by the Surviving Corporation as promptly as practicable after the Effective Time and deregistration of the Company Shares by the Surviving Corporation under the Exchange Act as promptly as practicable after such delisting.

Section 6.14 Shareholder Litigation. Each of Parent and the Company shall notify the other promptly of the commencement of any shareholder or derivative Action (including a claim for the exercise of dissenter’s rights) of which it has received written notice, including any such Actions related to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall (a) give Parent the opportunity to participate in on a regular basis, but not control or direct, the defense, prosecution or settlement of any shareholder or derivative Action against the Company, its Subsidiaries or any of their respective directors or officers (including by providing copies of all pleadings with respect thereto), (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto and (c) on a current basis, keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto. The Company and its Subsidiaries shall not settle any such Action without the prior written consent of Parent (such consent not to be unreasonably, withheld, conditioned or delayed).

Section 6.15 Anti-Takeover Laws. None of the Company, the Company’s Subsidiaries or the Company Board shall take any action that would result in any Anti-Takeover Laws becoming applicable to the Merger Agreement, the Plan of Merger, the other Transaction Documents, the Deed of Covenant, the Voting Agreement, or the Merger or the other transactions contemplated hereby or thereby and, if any Anti-Takeover Law is or becomes applicable hereto or thereto, the Parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation hereon and thereon.

Article VII
CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or the express written waiver by all Parties (in their respective sole discretion)) at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been duly and validly obtained.

(b) No Legal Prohibition. No Law shall be in effect preventing or restraining (temporarily or permanently) the consummation of the transactions contemplated by this Agreement.

(c) Relevant Approvals. Any waiting period under the HSR Act shall have been terminated or expired and the other Relevant Approvals shall have occurred or shall have been obtained.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the fulfillment (or the express written waiver by the Company (in its sole discretion)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct (in each case, without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifiers set forth therein), except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, in each case on and as of the date hereof and on as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date).

(b) Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company (i) a certificate executed by a duly authorized executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied with respect to Parent and (ii) a certificate executed by a duly authorized executive officer of Merger Sub, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied with respect to Merger Sub.

Section 7.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is subject to the fulfillment (or the express written waiver by Parent (in its sole discretion)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV of this Agreement (other than the representations and warranties set forth in the first and third sentence of Section 4.1, or Section 4.2, Section 4.5, Section 4.25 or Section 4.26) shall be true and correct (in each case, without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, in each case on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date). The representations and warranties of the Company set forth in the first and third sentence of Section 4.1, and Section 4.2, Section 4.25 and Section 4.26 shall be true and correct in all material respects (in each case, without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein), in each case on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date). The representations and warranties of the Company set forth in Section 4.5 shall be true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date).

(b) Covenants. The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate executed by a duly authorized executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.6, or by such party’s breach of any other provision of this Agreement.

Article VIII
TERMINATION

Section 8.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, upon written notice to the other Party, if (i) the Effective Time shall not have occurred on or before October 7, 2019 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) (and, if such Party is Parent, Merger Sub) shall not have breached its obligations under this Agreement in any material respect and in a manner that shall have proximately caused the failure to consummate the Merger on or before such date;

(c) by either the Company or Parent, upon written notice to the other Party, if following the execution of this Agreement, any Governmental Entity of competent jurisdiction shall have enacted, issued, granted or promulgated any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Law or Order shall have become final and non-appealable;

(d) by the Company, upon written notice to Parent, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) either (A) cannot be cured by the End Date or (B) has not been waived by the Company or cured by the earlier of (x) the End Date and (y) thirty (30) days after the date on which the Company shall have given Parent written notice of such breach or failure; or

(e) by Parent, upon written notice to the Company, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) either (A) cannot be cured by the End Date or (B) has not been waived by Parent or cured by the earlier of (x) the End Date and (y) thirty (30) days after the date on which Parent shall have given the Company written notice of such breach or failure.

Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except for the provisions of this Section 8.2 and Section 9.2 through Section 9.13), and there shall be no other liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other Parties arising out of the Agreement or the other Transaction Documents or the Merger or the other transactions contemplated hereby or any matters related thereto, except liability arising out of the willful material breach of this Agreement occurring prior to the Termination Date by any Party, in which case such Party shall be liable for any damages incurred or suffered by the other Parties as a result of such willful and material breach that are the natural, probable and reasonably foreseeable result thereof (which damages shall not be limited to reimbursement of out-of-pocket costs or expenses, and may include the benefit of the bargain lost by equityholders, which shall be considered damages of such Party).

Section 8.3 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company, Parent and Merger Sub with respect to any of the terms contained in this Agreement, except that following approval by the shareholders of the Company there shall be no amendment to the provisions hereof which by Law requires further approval by such shareholders without such further approval, nor shall there be any amendment of this Agreement that is not permitted under applicable Law.

Section 8.4 Extension of Time, Waiver, etc. At any time prior to the Effective Time, the Company, Parent and Merger Sub may:

(a) extend the time for the performance of any of the obligations or acts of the other Parties;

(b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Parties contained herein.

Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Article IX
MISCELLANEOUS

Section 9.1 No Survival of Representations and Warranties. None of the representations and warranties of any Party set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger.

Section 9.2 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 9.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, other than Section 5-1401 of the New York General Obligations Law except that (a) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (b) the applicable Law of the BVI shall apply to the standard of conduct governing acts by the directors of the Company Board in connection with this Agreement.

Section 9.4 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary relief, even if available, would not be an adequate remedy. It is accordingly agreed that, subject to Section 9.5, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.4 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.5 Exclusive Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, including any non-contractual claims, and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or permitted assigns shall be brought and determined exclusively in a federal court located in the Borough of Manhattan, City of New York, or, if not able to be brought in such court, a state court located in the Borough of Manhattan, City of New York (provided that any Party may also bring any application or proceedings for injunctive, protective, interim and/or ancillary relief in the courts of the British Virgin Islands). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6, or in such other manner as may be permitted by applicable Law, will be valid and sufficient service thereof.

(b) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION INCLUDING ANY NON-CONTRACTUAL CLAIM, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR OTHERWISE. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(B).

Section 9.6 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission or electronic mail (provided that any notice received by facsimile transmission or email or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivered or mailed by certified or registered mail (return receipt requested and first-class postage prepaid):

to Parent or Merger Sub (or, following the Effective Time, the Surviving Corporation):

c/o DXC Technology Company

1775 Tysons Boulevard

Tysons, Virginia 22102

Facsimile: (703) 991-0430

Attention: William L. Deckelman, Jr., General Counsel

Email: bill.deckelman@dxc.com

with a copy to (which do not constitute notice hereunder):

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Facsimile: (212) 751-4864

Attention: Peter Harwich, Esq.

   Josh Dubofsky, Esq.

Email: peter.harwich@lw.com

   josh.dubofsky@lw.com

to the Company:

c/o Luxoft USA, Inc.

100 Wall Street

Suite 503

New York, New York 10005

Facsimile: (707) 248-5790

Attention: Natasha Ziabkina, General Counsel

Email: nziabkina@luxoft.com

with a copy to (which do not constitute notice hereunder):

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Facsimile: (212) 354-8113

Attention: Colin Diamond, Esq.

   Gregory Pryor, Esq.

   Robert Chung, Esq.

Email: cdiamond@whitecase.com

   gpryor@whitecase.com

   robert.chung@whitecase.com

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so transmitted or e-mailed, personally delivered or mailed. Any Party may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or three (3) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.7 Waivers. No failure or delay by any Party in exercising any right, power or privilege hereunder shall act as a waiver thereof, and no waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that (a) each of Parent and Merger Sub may, without the consent of any of the Parties, assign any of their respective rights and obligations to another direct or indirect wholly-owned Subsidiary of Parent (in which case the provisions of Article II are deemed modified without further action of the Parties to the extent necessary to effect the Merger) without the further consent or agreement of any of the Parties; provided, further, that Parent remains liable for all obligations of Parent and Merger Sub and any such assignee under this Agreement, and (b) each of Parent or Merger Sub may, without the consent of any of the Parties, transfer or assign all or any other portion of its rights under this Agreement to any one or more of its financing sources to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing. Subject to the preceding sentence, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that, prior to the Closing, Parent shall assign its rights and obligations to purchase the Company to a direct or an indirect wholly-owned, non-U.S. Subsidiary of Parent (subject to the requirements set forth in this Section 9.8).

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except from and after the Effective Time for (a) the benefits conferred to the holders of the Company Shares, Performance Share Awards, PSU Awards, RSU Awards and Stock Appreciation Rights by the provisions of Article III (subject to the terms thereof), and (b) with respect to the Indemnified Parties, the benefits conferred by the provisions of Section 6.8 (subject to the terms thereof), is not intended to and does not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.11 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 9.12 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

Section 9.13 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts (including by facsimile or .pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile, .pdf or otherwise) to the other Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

DXC TECHNOLOGY COMPANY

By:	/s/ Paul N. Saleh
Name:	Paul N. Saleh
Title:	Executive Vice President and Chief Financial Officer

LUNA EQUITIES, INC.

By:	/s/ William L. Deckelman
Name:	William L. Deckelman
Title:	Director

[Signature Page to the Merger Agreement]

LUXOFT HOLDING, INC

By:	/s/ Dmitry Loschinin
Name:	Dmitry Loschinin
Title:	Chief Executive Officer

[Signature Page to the Merger Agreement]

SCHEDULE A

Articles of Merger

See attached.

ARTICLES OF MERGER

These Articles of Merger are executed on _________________ by Luna Equities, Inc., a BVI business company incorporated under the laws of the British Virgin Islands with company number 2003399 (“Merger Sub”) and Luxoft Holding, Inc, a BVI business company incorporated under the laws of the British Virgin Islands with company number 1014092 (the “Company”), and pursuant to the provisions of section 171 of the BVI Business Companies Act, 2004, as amended (the “Act”), and WITNESSETH as follows:

1.	Merger Sub and the Company hereby adopt the Plan of Merger, a copy of which is annexed hereto, with the intent that Merger Sub shall merge with and into the Company, with the Company being the surviving company of the merger (the “Surviving Company”), and that the merger shall be effective on the date that these Articles of Merger are registered by the Registrar of Corporate Affairs.

1.	The Company was incorporated under the Act on 7 March 2006 with company number 1014092.

2.	Merger Sub was incorporated under the Act on 3 January 2019 with company number 2003399.

3.	The Memorandum and Articles of Association of the Company were first registered by the Registrar of Corporate Affairs in the British Virgin Islands on 7 March 2006 (and were last amended and restated on 14 August 2018).

4.	The Memorandum and Articles of Association of Merger Sub were first registered by the Registrar of Corporate Affairs in the British Virgin Islands on 3 January 2019.

5.	The merger and Plan of Merger were approved by the board of directors of the Company on 5 January 2019 and authorized by a written resolution of the members of the Company on 6 January 2019.

6.	The merger and Plan of Merger were approved by the board of directors of Merger Sub on 6 January 2019 and authorized by a written resolution of the sole member of Merger Sub on 6 January 2019.

7.	The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

8.	The Company and Merger Sub have each complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the date on which these Articles of Merger are registered by the Registrar of Corporate Affairs.

9.	These Articles of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on this ______________________.

)
SIGNED for and on behalf of	)
Luna Equities, Inc.	)
By:	)
Title:	)
)

)
SIGNED for and on behalf of	)
Luxoft Holding, Inc	)
By:	)
Title:	)
)

SCHEDULE B

Plan of Merger

See attached.

PLAN OF MERGER

This Plan of Merger is for the merger between Luna Equities, Inc. (“Merger Sub”), a BVI business company incorporated under the laws of the British Virgin Islands with company number 2003399, and Luxoft Holding, Inc, a BVI business company incorporated under the laws of the British Virgin Islands with company number 1014092 (the “Company”). Merger Sub and the Company are collectively referred to as the “Constituent Companies”.

WHEREAS each of Merger Sub and the Company is a BVI business company existing under and by virtue of the BVI Business Companies Act, 2004, as amended (the “Act”), and each is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act; and

WHEREAS the board of directors of each Constituent Company has determined that it is desirable and in the best interests of such Constituent Company and its respective members that Merger Sub be merged with and into the Company, with the Company being the surviving company of the merger.

In accordance with Section 170(2) of the Act:

1.	The constituent companies to the merger are Merger Sub and the Company.

2.	The surviving company of the merger is the Company (the “Surviving Company”).

3.	Merger Sub has 100 ordinary shares of no par value of a single class in issue, all of which are entitled to vote on the merger as one class.[1]

4.	The Company has 33,992,909 shares of no par value in issue made up of 22,875,327 class A ordinary shares (the “Class A Ordinary Shares”) and 11,117,582 class B ordinary shares (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Company Shares”). All of the Company Shares are entitled to vote on the merger together as one class.[2]

5.	Upon the merger, the separate corporate existence of Merger Sub shall cease and the Surviving Company shall become the owner, without further action, of all the assets, property, rights, privileges, immunities, powers, objects and purposes of the Constituent Companies and the Surviving Company shall become subject to all claims, debts, liabilities and obligations of the Constituent Companies.

[1]	Note: the number of issued and outstanding shares shall be confirmed and, if necessary, updated at time of filing of the Articles of Merger with the BVI Registry of Corporate Affairs.
[2]	Note: the number of issued and outstanding shares shall be confirmed and, if necessary, updated at time of filing of the Articles of Merger with the BVI Registry of Corporate Affairs. It is noted that given the Company is listed on the NYSE the actual number of issued shares may differ and require updating when this Plan of Merger is filed with the Articles of Merger at the BVI Registry of Corporate Affairs to effect the merger.

6.	The terms and conditions of the merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company shall be as follows:

(a)	each ordinary share of Merger Sub issued and outstanding at the effective time of the merger shall be converted into one outstanding fully-paid Class A Ordinary Share in the Surviving Company;

(b)	each Company Share issued and outstanding immediately prior to the effective time of the merger, other than any Cancelled Shares and any Dissenting Shares (as each such term is defined below), shall be cancelled in exchange for the right to receive US$59.00 in cash (the per Company Share cash consideration to be paid to the holders of such Company Shares, the “Merger Consideration”) and at the effective time of the merger the holders thereof will cease to be members and to have any rights as members or with respect to such Company Shares (and shall not be members of the Surviving Company) other than the right to receive the Merger Consideration;

(c)	each Company Share that is (i) owned directly or indirectly by Parent or Merger Sub or any direct or indirect wholly-owned subsidiary thereof or (ii) held by the Company as a treasury share (in each case, immediately prior to the effective time of the merger and excluding any such shares held on behalf of third parties) (the “Cancelled Shares”) will be cancelled and will cease to exist at the effective time of the merger, and no consideration will be delivered in exchange therefor; and

(d)	each Company Share in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with section 179 of the Act (“Dissenting Shares”) shall automatically be cancelled and shall cease to exist and be outstanding in accordance with the Act, and each holder of a Dissenting Share shall cease to be a member of the Company (and shall not be a member of the Surviving Company) and shall cease to have any rights thereto (including any right to receive such holder’s portion of the aggregate Merger Consideration), subject to and except for such rights as are granted under Section 179 of the Act.

7.	The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

8.	The merger shall be effective on the date on which the Articles of Merger relating to the merger are registered by the Registrar of Corporate Affairs.

9.	This Plan of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on _____________________.

)
SIGNED for and on behalf of	)
Luna Equities, Inc.	)
By:	)
Title:	)
)

)
SIGNED for and on behalf of	)
Luxoft Holding, Inc	)
By:	)
Title:	)
)

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